Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	2011 Financial Report

MANAGEMENT REPORT 2011

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby presents its Management Report and Financial Statements for the fiscal year 2011. This information is accompanied by an independent auditor’s report with an unqualified opinion (clean opinion), which was discussed and reviewed by the Management.

COMPANY PROFILE

Ultrapar holds leading position in its markets achieved over its 75 years of existence. The company operates in the fuel distribution business through Ipiranga and Ultragaz, in the chemical industry with Oxiteno, and in the liquid bulk storage segment through Ultracargo. By the end of 2011, Ultrapar had 9 thousand direct employees and approximately 80 thousand indirect employees.

The company maintains operations throughout the entire Brazilian territory and has, through Oxiteno, industrial plants in Mexico and Venezuela, as well as commercial offices in Argentina, Belgium, Colombia and the United States.

In recent years, Ultrapar has followed a planned growth and value creation strategy, expanding its operational scale, allowing a robust and consistent earnings growth. This strategy, combined with the resilient nature of its businesses, enabled Ultrapar to record in 2011 another year of positive performance, completing 22 consecutive quarters of EBITDA growth, despite the unstable economic environment in the period.

The growth in Ultrapar’s activities was characterized by large movements of expansion, through a constant search for differentiation in its markets, always based on innovation in the definition of new products, in the creation of new services or in the opening of new markets that Ultrapar companies pioneer. With transformative ideas in different fronts of its operations, Ultrapar has succeeded in its objective to ensure sustainability and solidity in its business.

This year also represents a milestone in the history of Ultrapar. In 2011, the company implemented its new corporate governance structure, through several initiatives and innovative changes in the bylaws that, taken together, contributed to expanding the frontiers of the governance practice in the country. The new structure aims to prepare Ultrapar, over the coming decades, for obtaining a performance similar to that presented since its IPO in 1999, enduring the company and its growth.

Ultrapar’s shares have been listed at the BM&FBOVESPA – São Paulo Securities, Commodities and Futures Exchange and at the NYSE – New York Stock Exchange since 1999. In August 2011, Ultrapar’s shares began to be traded in the Novo Mercado, a special listing segment of the BM&FBOVESPA, with the broadest corporate governance rules. This year, the company's shares appreciated by 22%, one of the highest appreciations among the companies traded on the Ibovespa index.

ECONOMIC AND OPERATIONAL ENVIRONMENT

In 2011, the Brazilian economy continued to grow, with highlights to historically low unemployment rates, good performance of retail sector and higher credit availability, which reached a record level of 49% of the GDP in the fourth quarter of the year. Nevertheless, the economy grew at decreasing rates throughout the year. The gross domestic product grew by 3% September year-to-date, as compared with 8% in the same period of 2010, reflecting the international economic instability, particularly in Europe. In the financial market, the effects of unstable international environment in the second half of the year contributed to a 13% depreciation of the Real against the US dollar, which ended the year at R$ 1.88/US$, reverting the appreciation trend of the first half of the year. In 2011, the automotive sector reached a new sales record, with 3.4 million light vehicles licensed, a 3% increase compared with 2010. The oil price ended the year quoted at US$ 108/barrel, up 18% from 2010.

(1) Source: Brazilian Central Bank (estimate)

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ULTRAPAR IN 2011

Corporate governance

- Ultrapar implemented a new corporate governance structure and converted each preferred share into one common share. All shareholders started having the same rights in the decisions of the general meetings of the company. The company also joined the Novo Mercado and implemented mechanisms that overcome the high standards of this segment.

Acquisitions, Investments and Divestments

- Ipiranga expands its reseller network by 424 service stations and 349 new franchises.

- Oxiteno concludes an important investment cycle with the expansion of the ethylene oxide unit in Camaçari, which added 26% to the total production capacity of this product.

- Ultracargo invests in the expansion of 15% of its storage capacity.

- In October, Ultragaz acquires Repsol’s LPG distribution business in Brazil.

Shareholders’ return and capital markets

  - The shares of Ultrapar presented a 22% and 6% appreciation in 2011 at the BM&FBOVESPA and the NYSE, respectively, while the respective indexes presented an 18% depreciation and 6% appreciation.

- Dividends declared totaled R$ 525 million, corresponding to a 61% payout over 2011 net earnings and to a 3.5% dividend yield. In 2011, Ultrapar became part of the portfolio of the Dividend Index (IDIV) of BM&FBOVESPA, which includes the stocks of companies that presented the highest dividend yields in the last two years.

- Stock split at a ratio of one share to four shares in February 2011. This initiative has had a positive impact on the liquidity of the shares, expanding the number of trades and the company's shareholder base. Ultrapar’s average daily trading volume in 2011 was R$ 35 million/day, 5% higher than that in 2010, considering the negotiations that took place in BM&FBOVESPA and the NYSE.

- Once more, Ultrapar has been selected to be part of the portfolio of the Corporate Sustainability Index (ISE) of BM&FBOVESPA, which consists of companies with recognized commitment to social and environmental responsibility, corporate governance and corporate sustainability.

Results

- Record net sales of R$ 49 billion in 2011, up 15% over the previous year.

- Record EBITDA of R$ 2,011 million, 13% higher than that in 2010.

- Ultrapar’s net earnings reached the record level of R$ 855 million, 12% above the net earnings of the previous year.

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Corporate governance

In 2011, Ultrapar took a significant step towards maintaining the virtuous cycle of growth and development experienced since the IPO. Its new corporate governance model reflects the company philosophy, which blends innovation with sustainability in all its activities. Innovation, because once again Ultrapar has pioneered the introduction of practices that raise the level of corporate governance in Brazil, as evidenced by the track record of initiatives implemented by the company in this field. Sustainability because it provides conditions for Ultrapar to continue its robust trajectory of consistent results, paving the way for enduring its business and the gains provided to its shareholders, employees and other stakeholders in its 75 years of existence.

To make the new structure viable, the controlling shareholders of Ultrapar waived the controlling power, promoting the conversion of all preferred shares into common shares at a 1-to-1 ratio. With this conversion, each share allows one vote at shareholders’ meetings and, as such, all shareholders now rely on the same economic and political rights. There was no goodwill or overpricing in this process, which also had no link to any offer of shares or subsequent restructuring, highlighting the innovative character of the initiative.

This initiative involved the adhesion of Ultrapar to the Novo Mercado, a segment that already sets the highest standards of corporate governance in the Brazilian market. Additionally, statutory provisions were included, inspired by international standards, covering practices that go beyond the requirements of this listing segment. The devices employed include those originally planned by the BM&FBOVESPA in the proposed new regulations of the Novo Mercado, which were not approved but make sense for Ultrapar’s current corporate governance.

With the adoption of these practices, Ultrapar aimed at strengthening its corporate governance bodies. It was established that the Board of Directors of Ultrapar must have at least 30% of independent members, while the Novo Mercado requires 20%. This measure expands the representation of shareholders not affiliated with the company.

Another novelty is the Compensation Committee, whose function is to look after the company's compensation policy, aiming to ensure alignment between management and the company's strategy; to ensure that a model of competence and leadership prevails to promote the attraction, retention and motivation of executives; and to ensure adequate preparation of the company for the succession of its executives. An Audit Committee was also created, whose responsibilities include ensuring balance, transparency and integrity of published financial information, through the supervision of the company's financial reports. Currently, Ultrapar has a permanent Fiscal Council that also works as an audit committee pursuant to the requirements of Sarbanes-Oxley Act. The Audit Committee will not work whenever the Fiscal Council is installed.

The company's bylaws also include the provision of mandatory tender offer for the shares of the Company (“Tender Offer”) in the event of a relevant acquisition (20% of capital) of the company’s shares. The acquirer must conduct a Tender Offer to 100% of the shareholders, for the highest price per share paid by the acquirer within the last six months, that is, free of poison pills, a mechanism that often hinders or prevents the change or acquisition of control. The Tender Offer for the acquisition of relevant participation is a tested model in Europe and is part of the European directive for capital markets. The goal of the Tender Offer is to prevent a shareholder from acquiring shares enabling such shareholder to change the governance and direction of the company, without giving other shareholders, who do not agree with this new strategy, the opportunity to sell their shares. In addition, the bylaws contain no provision limiting voting rights or of special treatment of current shareholders.

Ultrapar’s new corporate governance structure is the result of a process of successive developments in corporate governance, characterized by innovative actions. This trend allowed Ultrapar to have, in recent years, a history of solid growth, which has expanded its markets and strengthened its leadership positions in each market segment that the company operates.

The new structure strengthens Ultrapar by further aligning interests, giving the same political rights to all shareholders, by definitely separating ownership from management and deepening the meritocracy, therefore increasing the ability to attract and retain talent.

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Investments

In 2011, Ultrapar continued an investment strategy oriented to support scale and competitiveness growth, as well as to reinforce the leadership position in its different businesses. Ultrapar’s investments in 2011, net of disposals, totaled R$ 1,090 million, of which R$ 1,013 million were related to organic investments and R$ 77 million were related to acquisitions.

In 2011, Ipiranga directed R$ 591 million to organic investments aiming at the expansion of its service stations through the conversion of unbranded service stations and the opening of new gas stations, as well as expanding the capacity of its facilities to meet the growing demand of the fuel market. Out of the total amount invested, R$ 548 million were related to additions to property, plant, equipment and intangible assets and R$ 43 million were related to financing to clients, net of repayments. At Oxiteno, the investment amount of R$ 107 million was oriented mainly to the capacity expansion of the ethylene oxide unit at Camaçari (BA). The expanded unit started up in the third quarter of 2011 and added 90 thousand tons/year to its capacity. Ultracargo’s investments totaled R$ 108 million in 2011 and were directed to the expansion of the terminal in Suape, which started operations in September 2011, and the terminals in Aratu and Santos, which will start operations in 2012. The three expansions together will add 15% to Ultracargo’s total capacity. Ultragaz’s investments totaled R$ 182 million in 2011, mainly focused on capturing new clients in the bulk segment, projects of expansion and modernization of filling plants, and replacement of LPG bottles. Additionally, Ultragaz concluded in October 2011 the acquisition of Repsol in the total amount of R$ 50 million, including R$ 2 million related to the net cash of the acquired company. The acquisition of Repsol strengthens Ultragaz’s bulk LPG business, a segment in which Ultragaz was a pioneer and has a relevant position, allowing it to obtain economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where volume progression is correlated to the GDP performance.

Ultrapar’s investment plan for 2012, excluding acquisitions, amounts to R$ 1,088 million and aims at growth through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan for 20121	R$ million
Ipiranga	775
Oxiteno	83
Ultracargo	51
Ultragaz	157
Others	21
Total	1,088
1 Net of disposals

At Ipiranga, investments will be focused on the expansion of its service stations (through the opening of new gas stations and the conversion of unbranded service stations) and franchises network, as well as the construction of new facilities, mainly in the Midwest, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$ 715 million refer to additions to property, plant, equipment and intangible assets, and R$ 60 million refer to financing to clients, net of repayments. At Oxiteno, the reduction in investments reflects the conclusion of an important expansion cycle in 2011. The budgeted investments will be mainly directed to the maintenance and modernization of its plants. Ultracargo will direct its investments to the conclusion of the expansions of the Santos and Aratu terminals, which will add 68 thousand cubic meters to the company’s storage capacity and will start up in mid-2012, and for the maintenance of its terminals. At Ultragaz, investments will be mainly dedicated to (i) the expansion of UltraSystem (small bulk), due to the perspective of capturing new clients, (ii) the construction of two new facilities and purchase of LPG bottles, focusing on strengthening its presence in the Northeast and North regions of Brazil and (iii) the replacement of bottles and tanks.

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Shareholders’ return and capital markets

Ultrapar ended 2011 with a market value of R$ 17 billion, accumulating an appreciation of 22% in the year.

Throughout 2011, Ultrapar shares increased in liquidity, registering an average daily trading volume of R$ 35 million/day, 5% above the R$ 33 million/day average of 2010. This volume considers trading on both the BM&FBOVESPA and the NYSE. The number of Ultrapar trades was significantly higher, from a daily average of 1,098 to 2,561 transactions, mainly due to the stock split conducted in early 2011.

Ultrapar’s shares appreciated far over the reference indexes in Brazil, what reflects the recognition of the company's performance and progress in corporate governance. At BM&FBOVESPA, Ultrapar shares ended the year quoted at R$ 32.01, accumulating an appreciation of 22%. In the same period, the Ibovespa index depreciated 18%. At the NYSE, Ultrapar shares appreciated by 6% in 2011, the same appreciation of the Dow Jones index over the same period.

The shareholders return seen in 2011 has followed the trend since the initial public offering: from 1999 to 2011, Ultrapar shares had an average appreciation of 22% per year, with reinvestment of dividends – an appreciation much higher than that presented by the Ibovespa index. Those who invested R$ 1,000 in Ultrapar during the IPO and reinvested the dividends distributed, ended 2011 with R$ 11,500, while the same investment in the Ibovespa portfolio would have resulted in R$ 5,000.

Social and environmental performance and operational excellence

At Ultrapar, relations and interactions with the environment are important elements of its operational excellence strategy. The company’s environmental policy is structured around activities aimed at reducing emissions of greenhouse gases (GHG) and consumption of water and energy, and the treatment of waste produced in its units. With the Monitoring and Reduction of Air Emissions Program, Ultrapar companies completed their inventories of GHG emissions in order to identify opportunities to promote the reduction of these emissions.

At Ipiranga, monitoring emissions of GHG is already a consolidated activity. In 2011, more than 3 million data of 2010 emissions in more than 73 operating units were analized. Among the initiatives that combine innovation and sustainability, the Posto Ecoeficiente (Eco-Efficient service station), a project developed by Ipiranga, stands out. Started in 2007, the program represents a revolution in the fuel distribution segment, bringing together a set of solutions for services stations that result in reduced consumption of natural resources and energy: storage and use of rainwater, reuse of water from car washing, greater use of natural light, use of more efficient lamps and reactors, and use of sunlight to heat water, among many others. The Eco-Efficient stations consume, for example, about 35% less power, providing cost savings to owners as well as saving natural resources. There are currently 60 service stations in operation under this concept, and projects for another 200 stations have already been approved. Always seeking further improvement, Ipiranga has been developing a second generation of Posto Ecoeficiente. In the next 36 months, 15 pilot stations are planned to be built.

At Oxiteno, two projects were designed to allow the use of residual gas originated in the partner companies to generate thermal energy to be used by the company. Before that, the residual gas was burned in flares. The reduction in global GHG emissions resulting from these projects was 113,090 tons in 2011, equivalent to a reduction of nearly 20% of its emissions. Oxiteno also joined the Roundtable on Sustainable Palm Oil (RSPO), an international body that certifies the use of sustainable standards for palm kernel oil producers that supply the product to Oxiteno. In 2011, Oxiteno went ahead with the differentiation strategy based on developing products heavily based on innovation and on a comprehensive view of sustainability. The company adopts a concept named Greenformance for the development of products, which involves

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(i) the replacement of synthetic and petrochemical derivatives inputs by green raw materials, (ii) the development of biodegradable and concentrated formulations that require less consumption of energy, water and packaging in its manufacture, and (iii) the design of smooth formulations, presenting no danger to the health and welfare of the consumer. Currently, 20% of the raw materials used in Oxiteno are already obtained from renewable sources (mainly palm kernel oil, ethanol, sugar and soy oil) and the company undertakes continuous efforts to increase this rate, developing research aimed at the replacement of oil derivatives.

Ultracargo is developing a project to reuse rainwater in its terminal in Santos, scheduled to be concluded in 2015. Started in 2009, the project will avoid that pure water be used for internal and external washing of pipes and tanks and the operation of its firefighting system. Therefore, Ultracargo expects to reduce water consumption by 45% in the Santos terminal. The SSMAQ Conduct (Health, Safety, Environment and Quality) represents one of the company's main guidelines and is present in all its services. Through ongoing studies, the actions of SSMAQ reinforce the development of prevention programs that provide security for employees, customers, community and the environment.

Ultragaz formed partnerships that resulted in a significant improvement in the LPG bottling line: the modernization of the nozzles of the filling system. The initiative eliminated the escape of gas during the disconnection of the nozzle from the bottle. In addition to reducing loss of LPG, this innovation also ensures a healthier environment for workers involved in the process. Another important initiative was the adoption of reusing water from the containers washing process, through the deployment of a closed-circuit water treatment, which generates water savings estimated at about 100 thousand cubic meters per year. Ultragaz signed the UN Global Compact in 2009, and has developed a structured program for spreading the sustainability theme, through a series of initiatives with internal and external audiences, taking the following position: “Ultragaz Faz Sustentável. E quer fazer sempre mais” (Ultragaz does sustainably and always wants to do more), which aims to identify, create and communicate all sustainable actions promoted by the company.

Relationship with stakeholders

One of the pillars of Ultrapar is the virtuous relationship that the company maintains with different audiences, thanks to a policy based on ethics, transparency and sharing principles, objectives and goals, and guided by a strategy strongly marked by the pursuit of sustainable development.

Continued investment in its professionals allows the development of leaders in Ultrapar and offers opportunities for improvement and professional growth, recognition of technical expertise and commitment to organizational values, in order to achieve results and sustain the company growth. By the end of 2011, Ultrapar had 9,055 employees.

The investment in developing and retaining top talents is a strong component of Ultrapar’s strategy. The programs and projects for the management of people are structured into three basic lines: training and development, knowledge retention and welfare at work. Each year, Ultrapar selects around 300 young professionals in the market, distributed between the four businesses and the Corporate Center, integrating a work of professional development with the distinction of performing in different areas of learning, allowing exchanges of knowledge and a broader view of the route to follow in the professional life. A valuable tool in people management is the job rotation among areas, expanding the possibilities for career development. The organizational structure of Ultrapar provides opportunities for movement of people between different areas of the company. In addition to expanding the scope of the employees’ development, this allows the dissemination of the best practices among the company's businesses and knowledge exchange.

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People management – Major initiatives in 2011

. Programa Geral de Treinamento da Ipiranga (Ipiranga’s General Training Program): prepares leaders and allows technical update sessions, aligning requirements with the strategic plans of the company, as well as providing expertise in areas such as environment and legal. Annually, 64% of the Ipiranga staff goes through several programs, including behavioural, technical and business management training.

. Modelo de gestão integrada da Oxiteno (Oxiteno’s integrated management model): addresses the needs generated by the internationalization process, thus ensuring a unique organizational culture in different countries, cultures and languages. There is a clear and detailed policy of expatriation offering full support and security for employees and their families in the transfer process, assisting in matters such as establishment of housing and schooling for children. This policy aims to create opportunities for growth and development, and promote the exchange of best practices, accelerating integration between the units of Oxiteno.

. Portal do Saber da Ultracargo (Ultracargo’s Knowledge Portal): long-distance learning system created in 2010, which relies on content produced by the universities of Chicago and Harvard, and the participation of executives from large multinational organizations. The professionals who participate in the project receive content in video, seminars, podcast, and text formats.

. Academia Ultragaz (Ultragaz Academy): a corporate university elaborated through partnerships with Fundação Getulio Vargas, Fundação Dom Cabral and Fundação Instituto de Administração (FIA). The courses cover a wide range of subjects, from technical training, postgraduate and masters programs to even languages. In 2011, the Academia Ultragaz provided around 36 thousand hours of training to more than 5,500 participants.

. Programa de Desenvolvimento de Lideranças – PDL (Ultrapar’s Leadership Development Program): training of Ultrapar managers and coordinators aimed at expanding the capacity of professionals to take on new challenges within the company and ensure succession movements. The PDL for professionals in the Corporate Center began in 2011, with the participation of 28 employees in more than 400 hours of training.

The pursuit of excellence is also present in the relationship with the client base. Passion for the client is in the essence of the businesses, and it moves the company to strive to learn more deeply the needs of their consumers, worldwide trends, and to anticipate demand, bringing innovative and sustainable products and services to the market.

Based on ethics and care with the quality of the products sold in its network, Ipiranga maintains the Fuels Quality Control Program, with initiatives aimed at certifying and guaranteeing the origin and purity of its products. Ipiranga has a Quality Label, which certifies the quality of the products in its network. In case of irregularities, the service station loses certification and, after that, it loses the right to use the Ipiranga brand.

Oxiteno has increasingly developed initiatives with its clients to offer more sustainable solutions, which were reinforced after the start up of the oleochemical unit at the end of 2008. The oleochemical plant uses renewable raw material from vegetable oils for the production of fatty acids, fatty alcohols and glycerin. These products have a wide application range in the cosmetics and detergent markets.

Ultracargo conducted major investment projects in partnership with clients in 2011, particularly the expansion of the terminal in Suape, which came into operation in the second half of 2011 to meet the specific needs of a client who participated in the design and format of the project.

Ultragaz conducts periodic surveys in order to verify the degree of customer satisfaction with its products and services. In the residential market, the surveys occur every six months with the final consumers. The company also periodically checks the satisfaction of its resellers. Three surveys are carried out in the corporate market, two monthly and one on a semester basis, whose results are used in the search for continuous improvement. For Ultragaz to be considered a "good provider", the Customer Satisfaction Index (ISC) must reach a value equal to or greater than 80%. In the case of assessments below this percentage, quality analysts should intervene, verifying any non-compliance and performing corrective, preventive and improvement actions. In 2011, the company obtained 86% of approval.

Sharing principles and results is the philosophy of Ultrapar when dealing with suppliers and the reseller network. The company believes in well-structured partnerships developed based on values such as ethics, sustainable financial results, quality, safety and social and environmental responsibility. As such, the strict standards o f Ultrapar also permeate the requirements to suppliers regarding the quality standards of its processes, products and services, including compliance with social and environmental rules in the supply chain.

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Ipiranga develops many initiatives to strengthen the relationship with resellers and their teams. The Programa de Gestão de Revenda (Management Program for Resellers), aiming to promote quality management, aligned to the company’s standards of excellence, and the Programa de Gestão de Negócio de Varejo (Retail Business Management Program), directed to franchisees of am/pm and Jet Oil, are offered through the Programa Geral de Treinamento a Clientes (General Program of Customer Training). In 2011, about 250 retailers and 360 franchisees joined the two programs. Ipiranga also extends to the service stations’ employees, internally called VIP (Ipiranga pump attendants), a program focused on motivation and relationship to improve customer service in the service stations network. Special mobile units that circulate throughout the country support the trainings, equipped with audiovisual devices and teaching materials, allowing the training of VIPs in their own place. In 2011, more than 16 thousand VIPs were trained.

Ultragaz promotes training and development of its 4,400 resellers with the support of the Academia Ultragaz (Ultragaz Academy), which offers several training programs for its resellers since 2007, among them the “Academia Ultragaz – Especialista em Atendimento” (Ultragaz Academy – Specialist in Customer Care). The program has already received recognition awards such as Marketing Best Sustainability and Top Social ADVB (Association of Sales Officers in Brazil).

Oxiteno and Ultracargo are signatories to the ABIQUIM Responsible Care program, by which they base their relationship with suppliers on social and environmental issues.

Ultrapar and its businesses develop programs and projects aimed at enhancing the relationship with the communities where they operate through actions directed primarily to the promotion of education, culture and professional training. The company's goal is to help promote inclusion and social development of communities.

For a decade, Ultrapar develops the Projeto Formare (Formare Project), through which it offers low-income young students from the Bela Vista region in São Paulo – neighbourhood of the corporate headquarters – vocational and free training courses, contributing to their integration into the labor market. By 2011, the initiative had already been extended to 185 young students, who left the program qualified to work as administrative and sales agents.

With the purpose of encouraging book reading in Brazil, Ipiranga maintains the Programa Semeando Cidadania (Sowing Citizenship Program), developed in partnership with Fundação DPaschoal, which enables the production of books about ethics, respect, cooperation and diversity. Since the project began in 2004, more than 1.3 million books have been distributed in public schools and other institutions, benefiting more than 900 thousand students in 21 states of Brazil.

Oxiteno keeps open doors to the community as a way to disclose its actions on sustainability. In 2011, for example, the Triunfo plant received visits from chemical engineering students of the Pontifícia Universidade Católica do Rio Grande do Sul to show the safety and accuracy of a petrochemical industry. The Camaçari (BA) plant, in turn, opened its doors to welcome mechanical and mechatronics engineering students from Universidade Salvador (UNIFACS).

Together with a group of companies, Ultracargo developed the project Polo Cidadania (Citizenship Complex), which launched initiatives to provide assistance to 6 thousand residents of communities around the Camaçari complex. The project provided emergency training, in order to prepare the community for any occasional accidents, and recommendations for safety practices at home. Another important project was the Prêmio Comunidade em Ação (Community in Action Award), developed in Baixada Santista – coastal region in the state of São Paulo – together with the A Tribuna newspaper. Ultracargo awarded 4 projects of social action that are based on volunteerism and assistance to communities.

Ultragaz takes advantage of the widespread reach of its operations, which serves an average 11 million households per month, to take educational campaigns to communities. In partnership with the Federal Government, the Ministry of Health and the Childhood Brazil NGO, it benefited 16 million people, over a period of 12 months of operation, by providing information about AIDS as well as on curbing sexual exploitation.

Relationship with Independent Auditors

Ultrapar and its subsidiaries’ policies on contracting services from its independent auditors aims to ensure that there is no conflict of interest, loss of independence or objectivity, being based on principles that preserve the auditor’s independence. In order to avoid any subjectivity in the definition of the principles of independence in services provided by external auditors, procedures for the approval of hiring such services have been established, expressly defining the services that are (i) previously authorized, (ii) subject to prior approval by the Fiscal Council/Audit Committee, and (iii) prohibited.

For the year ending December 31st, 2011, Ultrapar and its subsidiaries did not contract any service from their independent auditors that was not directly linked to the auditing of financial statements.

KPMG Auditores Independentes has provided external audit services to Ultrapar since 2007. From 2012 onwards, the external auditing services will be provided by Deloitte Touche Tohmatsu.

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ANALYSIS OF FINANCIAL PERFORMANCE IN 2011

Considerations on the financial information

Standards and criteria adopted in preparing the information
From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (IFRS) in the presentation of consolidated financial statements of the Brazilian publicly-listed companies. Accordingly, Ultrapar’s consolidated financial statements for the years 2010 and 2011 were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the financial statements for years 2009 and 2010, in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 of the financial statements of the year ended December 31st, 2010.

The financial information of Ipiranga, Oxiteno, Ultracargo and Ultragaz is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the divestment – Ultracargo’s road transportation, in-house logistics, and solid bulk storage
On July 1st, 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon announcement of the transaction on March 31st, 2010. In October 2010, Ultrapar disbursed R$ 2 million in connection with the expected working capital adjustment. The financial statements of Ultrapar and Ultracargo from 3Q10 onwards no longer include the businesses sold.

Effect of the acquisition – DNP
On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 73 million, with the initial disbursement of R$ 47 million in November 2010 and additional disbursements of R$ 27 million in 2011. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

Effect of the acquisition – Repsol
On October 20th, 2011, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Repsol Gás Brasil S.A. (“Repsol”). The acquisition value is R$ 50 million. This amount includes R$ 2 million related to the net cash of the acquired company. Ultrapar’s and Ultragaz’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on October 20th, 2011.

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Comparative performance 2011-2010
(R$ million)
	2011					2010
	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz
Net sales and services	48,661	42,224	2,409	267	3,767	42,482	36,483	2,083	293	3,661

Cost of products and services	(45,140)	(39,898)	(1,931)	(115)	(3,214)	(39,323)	(34,524)	(1,655)	(138)	(3,076)

Gross profit	3,522	2,326	478	152	553	3,159	1,959	428	155	586

Sales, general and administrative expenses	(2,143)	(1,365)	(320)	(67)	(388)	(1,924)	(1,184)	(291)	(76)	(375)

Other operational results	52	53	(3)	3	(1)	11	29	0	3	(22)

Operational income before income from sale of assets	1,431	1,014	155	89	164	1,246	804	137	83	189

EBITDA	2,011	1,330	261	118	282	1,776	1,073	241	111	307

Depreciation and amortization	580	316	106	29	117	531	269	104	29	119

The financial information of Ipiranga, Oxiteno, Ultracargo and Ultragaz is presented without elimination of transactions carried out between the companies.

Sales Volume
In 2011, Ipiranga’s sales volume was 8% higher than that in 2010, totaling 21,701 thousand cubic meters. The sales volume for light vehicles increased by 6%, as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand the network, including the acquisition of DNP in November 2010. Such growth was partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011. Diesel volumes grew by 9% in the same period, as a result of the investments made to capture new clients and the growth of the Brazilian economy. At Oxiteno, sales volume totaled 660 thousand tons in 2011, 4% lower than 2010, mainly due to unplanned stoppages at the Camaçari petrochemical complex in early 2011 and the slowdown in the global economy. The volume sold by Oxiteno in the Brazilian market was 1% lower than in 2010, while sales volume outside Brazil was 10% lower. At Ultracargo, effective storage increased by 5% over 2010, due to the start up of the expanded terminal in Suape in September 2011. In 2011, Ultragaz’s sales volume reached 1,652 thousand tons in 2011, 3% higher than that in 2010. The LPG sales volume increased by 2% and 5% in the bottled and in the bulk segments, respectively, mainly as a result of the economic growth and investments made to capture new clients.

11

Net Sales and Services
Ultrapar’s net sales and services amounted to R$ 48,661 million in 2011, growth of R$ 6,180 million (15%) over 2010. Ipiranga's net sales and services totaled R$ 42,224 million in 2011, up 16% from 2010, as a result of higher sales volume, higher costs of anhydrous and hydrated ethanol, and increased share of gasoline in the product mix, due to the lower availability of ethanol in 2011. Oxiteno reported R$ 2,409 million in net sales and services, a growth of 16% compared with 2010, despite the 5% stronger Real and 4% lower sales volume, as a result of the recovery in the average dollar prices over the last 12 months and the better sales mix in the first half of the year. Ultracargo's net sales and services totaled R$ 267 million, down 9% from 2010, as a result of the effect of the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010, partially offset by the growth in average storage in its liquid bulk terminals. Ultragaz's net sales and services amounted to R$ 3,767 million in 2011, up 3% over 2010, in line with the growth of sales volume.

Cost of Products and Services
Ultrapar’s cost of products and services amounted to R$ 45,140 million in 2011, growth of R$ 5,817 million (15%) over 2010. Ipiranga’s cost of products sold amounted to R$ 39,898 million, up 16% over 2010, as a result of a higher sales volume, higher costs of anhydrous and hydrated ethanol, and increased share of gasoline in the product mix, due to the lower availability of ethanol in 2011. Oxiteno’s cost of products sold totaled R$ 1,931 million, up 17% over 2010, as a result of higher cost in dollars of raw materials, the effects of inflation, and extraordinary costs resulting from the stoppages of the Camaçari plant, effects partially offset by the 4% decrease in sales volume and the 5% stronger Real. Ultracargo’s cost of services provided totaled R$ 115 million, down 17% from 2010, as a result of the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses, partially offset by the growth in average storage in its liquid bulk terminals. Ultragaz’s cost of products sold amounted to R$ 3,214 million, up 4% over 2010, as a consequence of the higher sales volume and the effects of inflation over costs.

Sales, General and Administrative Expenses
Ultrapar’s sales, general and administrative expenses amounted to R$ 2,143 million in 2011, up 11% over 2010. Ipiranga’s sales, general and administrative expenses totaled R$ 1,365 million, 15% higher than that in 2010, resulting from (i) higher sales volume, (ii) the effects of inflation on expenses, (iii) higher expenses related to advertising, marketing and expansion projects, and (iv) higher variable compensation, in line with earnings progression. Oxiteno’s sales, general and administrative expenses amounted to R$ 320 million, 10% higher than 2010, mainly due to the effects of inflation on the expenses, higher costs from consulting service and higher unit expenses with logistics. Ultracargo’s sales, general and administrative expenses amounted to R$ 67 million in 2011, 12% lower than in 2010, as a consequence of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. Ultragaz’s sales, general and administrative expenses totaled R$ 388 million, 3% higher than that in 2010, mainly due to the effects of inflation on the expenses, marketing and sales campaigns, and higher sales volume, partially offset by lower variable compensation.

Earnings before interest, taxes, depreciation and amortization (EBITDA)
Ultrapar's consolidated EBITDA reached R$ 2,011 million in 2011, a 13% growth over 2010, as a result of EBITDA growth of Ipiranga, Oxiteno, and Ultracargo. Ipiranga reported an EBITDA of R$ 1,330 million in 2011, up 24% from 2010, mainly due to (i) higher sales volume, (ii) better sales mix, with higher share of gasoline, and (iii) the positive non-recurring net effect of R$ 84 million, mainly related to PIS/Cofins credits in 2011 and expenses and costs to complete the integration/conversion of Texaco. Excluding these non-recurring effects, Ipiranga's unit EBITDA was R$ 59/m3 in 2011, higher than the R$ 55/m3 in 2010. Oxiteno’s EBITDA totaled R$ 261 million, growth of 8% over 2010, as a result of a recovery in margins in dollar and better sales mix in the first semester, partially offset by the 4% decrease in sales volume, the 5% stronger Real, and extraordinary costs resulting from the stoppages in Camaçari plant. Oxiteno’s unit EBITDA reached US$ 236/ton in 2011, 18% higher than 2010. In 2011, Ultracargo reported an EBITDA of R$ 118 million, an increase of 6% over 2010, due to the growth in the average storage in the liquid bulk terminals, partially offset by the

12

effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. In 2011, Ultracargo's EBITDA margin reached 44%, higher than the 38% margin reported in 2010. Ultragaz's EBITDA amounted to R$ 282 million, 8% lower than that in 2010, mainly due to the effects of inflation on costs and expenses during the year.

EBITDA (Earnings Before Interests, Taxes, Depreciation, and Amortization) is a measure used by Ultrapar's management for internal analysis of its operational results. It is also a financial benchmark widely used by analysts and investors to measure our capacity to generate cash from operations and Ultrapar’s financial performance. Besides, we use the EBITDA as a reference in covenants related to some of our finance agreements, according to note 14 of the company’s financial statements. The EBITDA should not be considered separately, or as an alternative to net income, as a measure of operational performance, or as an alternative to the operational net cash flow, or even as a liquidity measure.

Depreciation and Amortization
Total depreciation and amortization costs and expenses amounted to R$ 580 million in 2011, R$ 49 million higher than that in 2010, as a result of the increased investments carried out.

Income from sale of assets
Ultrapar recorded in 2011 an income from sale of assets in the total amount of R$ 21 million, R$ 58 million lower than the income recorded in 2010. Such decrease results mainly from the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo and from the receipt related to Ipiranga credit cards, as a result of the expansion of Ipiranga's distribution network in the recent years, both occurred in 2010.

Financial result
Ultrapar reported R$ 297 million of net financial expenses in 2011, R$ 32 million higher than the net expense of 2010, mainly due to the higher interest rates (CDI) and net indebtedness. Ultrapar’s net debt to EBITDA ratio was 1.4 times by the end of 2011, compared with 1.2 times by the end of 2010.

Net Earnings
Ultrapar's consolidated net earnings as of 2011 reached R$ 855 million, 12% higher than the net earnings reported in 2010, as a result of the EBITDA growth, partially offset by the lower income from sale of assets and higher depreciation and amortization.

Indebtedness
Ultrapar ended the fiscal year 2011 with a gross debt of R$ 5,562 million, resulting in a net debt of R$ 2,779 million, an increase of 28% from 2010, mainly due to expansion and maintenance investments in all business and dividends distributed over the last 12 months.

13

OUTLOOK

The initiatives adopted by Ultrapar’s businesses, in order to increase scale and differentiation, allow the company to have visibility to keep sales volume and earnings growth in 2012.

We expect to keep growing in all businesses, benefiting from the investments made and from the growth of the markets where we operate. Ipiranga will keep its investment plan, focusing on expansion in the North, Northeast, and Midwest regions of Brazil, through new stations and conversion of unbranded service stations. Oxiteno will keep capturing benefits from the conclusion and maturing process of the investments in capacity expansion. Ultracargo will complete in 2012 the expansion of the terminals in Santos and Aratu, which, together with the expansion of the terminal of Suape completed in 2011, will result in a 15% growth over Ultracargo’s storage capacity of 2010. In Ultragaz, the growth of the bulk segment, as a result of the economic growth and the acquisition of Repsol, will contribute to increase the LPG sales volume and, consequently, its results.

The company’s consistent planning and execution, combined with the features of Ultrapar’s businesses – which are partly resilient and partly leveraged on the economic growth – and the implementation of the new corporate governance structure provide the perspective for a continuation of the company’s growth trajectory. Ultrapar will remain alert to growth opportunities, either by acquisitions or organic growth, aiming to repeat in the next decades the growth and value creation presented in its 75 years of existence.

14

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Financial statements December 31, 2011 and 2010

Ultrapar Participações S.A. and Subsidiaries

Financial statements

as of December 31, 2011 and 2010

Table of contents

Independent auditors’ report	3- 4

Balance sheets	5 - 6

Income statements	7

Comprehensive income	8

Statements of changes in shareholders’ equity	9 - 12

Statements of cash flows - Indirect method	13 - 14

Statements of value added	15

Notes to the financial statements	16 - 94

INDEPENDENT AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), identified as Parent and Consolidated, respectively,  which comprises the statement of financial position as at December 31, 2011 and the related statements of income, changes in shareholders equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with the accounting practices adopted in Brazil and these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), and in accordance with accounting practices adopted in Brazil, and  for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures selected to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the aforementioned financial statements present fairly, in all material respects, the individual financial position of Ultrapar Participações S.A. as at December 31, 2011, and its individual financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ultrapar Participações S.A. as at December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standard (IFRS) and the accounting practices adopted in Brazil.

Emphasis of matter paragrafh

As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Ultrapar Participações S.A. these practices differ from IFRS, applicable to the separate financial statement, only with respect  to the measurements of investments in subisidiaries, associates companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investiments whould be measured at cost of fair value.

Other matters

Statement of value added

We also examined the individual and consolidated statement of value added (DVA), for the year ended on December 31, 2011, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and presented as an additional information for the IFRS which do not require this disclosure. This statement was submitted to the same audit procedures previously described and, in our opinion, is fairly presented in all material respects, in relation to the financial statements taken as whole.

São Paulo, February 15, 2012

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
Assets	Note	2011	2010	2011	2010

Current assets

Cash and cash equivalents	4	178,672	407,704	1,790,954	2,642,418
Financial investments	4	52,902	12,758	916,936	558,209
Trade accounts receivable	5	-	-	2,026,417	1,715,709
Inventories	6	-	-	1,310,132	1,133,537
Recoverable taxes	7	48,706	69,897	470,511	354,317
Dividends receivable		73,526	72,787	-	-
Other receivables		1,971	806	20,323	18,149
Prepaid expenses	10	-	-	40,221	35,148
Total current assets		355,777	563,952	6,575,494	6,457,487

Non-current assets

Financial investments	4	-	-	74,437	19,750
Trade accounts receivable	5	-	-	117,716	96,668
Related companies	8.a)	779,531	780,869	10,144	10,144
Deferred income and social contribution taxes	9.a)	690	185	510,135	564,397
Recoverable taxes	7	39,906	9,013	81,395	54,770
Escrow deposits		232	232	469,381	380,749
Other receivables		-	-	1,312	694
Prepaid expenses	10	-	-	69,198	40,611
		820,359	790,299	1,333,718	1,167,783

Investments
Subsidiaries	11.a)	5,291,099	4,939,167	-	-
Affiliates	11.b)	-	-	12,626	12,465
Other		-	-	2,793	2,793
Property, plant and equipment	12 and 14.g)	-	-	4,278,931	4,003,704
Intangible assets	13	246,163	246,163	1,539,177	1,345,611
		5,537,262	5,185,330	5,833,527	5,364,573

Total non-current assets		6,357,621	5,975,629	7,167,245	6,532,356

Total assets		6,713,398	6,539,581	13,742,739	12,989,843

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note
Liabilities		2011	2010	2011	2010
Current liabilities
Loans	14	-	-	1,300,326	813,516
Debentures	14.f)	1,002,451	2,711	1,002,451	2,711
Finance leases	14.g)	-	-	2,222	4,257
Trade payables	15	54	110	1,075,103	941,177
Salaries and related charges	16	128	110	268,345	228,215
Taxes payable	17	2,361	7	109,653	157,922
Dividends payable	20.g)	156,076	186,432	163,802	192,493
Income and social contribution taxes payable		-	5	38,620	76,781
Post-employment benefits	24.b)	-	-	13,282	11,339
Provision for assets retirement obligation	18	-	-	7,251	5,636
Provision for contingencies	23	-	-	41,347	39,626
Other payables		214	214	55,643	29,684
Deferred revenues	19	-	-	19,731	14,572
Total current liabilities		1,161,284	189,589	4,097,776	2,517,929

Non-current liabilities

Loans	14	-	-	3,196,102	3,380,856
Debentures	14.f)	-	1,193,405	19,102	1,193,405
Finance leases	14.g)	-	-	41,431	1,288
Related companies	8.a)	-	-	3,971	4,021
Deferred income and social contribution taxes	9.a)	-	-	37,980	26,712
Provision for contingencies	23	1,047	3,257	512,788	470,505
Post-employment benefits	24.b)	-	-	96,751	93,162
Provision for assets retirement obligation	18	-	-	60,253	58,255
Other payables		-	-	90,625	62,215
Deferred revenues	19	-	-	8,724	5,912
Total non-current liabilities		1,047	1,196,662	4,067,727	5,296,331

Shareholders’ equity

Share capital	20.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	20.c)	9,780	7,688	9,780	7,688
Revaluation reserve	20.d)	7,075	7,590	7,075	7,590
Profit reserve	20.e)	1,837,667	1,513,920	1,837,667	1,513,920
Treasury shares	20.b)	(118,234)	(119,964)	(118,234)	(119,964)
Additional dividends to the minimum mandatory dividends	20.g)	122,239	68,323	122,239	68,323
Valuation adjustment	2.c) and 20.f)	193	(2,403)	193	(2,403)
Cumulative translation adjustments	2.q) and 20.f)	(4,426)	(18,597)	(4,426)	(18,597)
Shareholders’ equity attributable to owners of the parent		5,551,067	5,153,330	5,551,067	5,153,330
Non-controlling interests in subsidiaries		-	-	26,169	22,253
Total shareholders’ equity		5,551,067	5,153,330	5,577,236	5,175,583
Total liabilities and shareholders’ equity		6,713,398	6,539,581	13,742,739	12,989,843

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Years ended December 31, 2011 and 2010

(In thousands of Reais, except earnings per share)

		Parent		Consolidated
	Note	2011	2010	2011	2010

Net revenue from sales and services	2.a) and 25	-	-	48,661,304	42,481,712
Cost of products and services sold	2.a) and 26	-	-	(45,139,601)	(39,322,888)

Gross income		-	-	3,521,703	3,158,824

Operating revenues (expenses)
Selling and marketing	26	-	-	(1,349,880)	(1,164,422)
General and administrative	26	(1,351)	(788)	(793,224)	(759,679)
Income from disposal of assets	27	-	-	21,390	78,969
Other operating income, net		1,575	1,669	52,010	10,790

Operating income		224	881	1,451,999	1,324,482
Financial revenues	28	161,084	142,181	322,372	266,965
Financial expenses	28	(139,640)	(128,973)	(618,876)	(531,051)
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	851,433	749,130	192	4

Income before income and social contribution taxes		873,101	763,219	1,155,687	1,060,400

Income and social contribution taxes
Current	9.b)	(24,842)	(4,350)	(243,241)	(191,218)
Deferred charges	9.b)	505	(46)	(85,851)	(134,724)
Tax incentives - ADENE	9.b) and 9.c)	-	-	28,192	30,728
		(24,337)	(4,396)	(300,900)	(295,214)

Net income		848,764	758,823	854,787	765,186

Income attributable to:
Shareholders of the Company	30	848,764	758,823	848,764	765,303
Non-controlling interests in subsidiaries		-	-	6,023	(117)

Earnings per share – common share (based on weighted average of shares outstanding) – R$	29
Basic		1.59	1.42	1.59	1.43
Diluted		1.58	1.42	1.58	1.43

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Comprehensive income

Years ended December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	2011	2010	2011	2010

Net income attributable to shareholders of the Company	30	848,764	758,823	848,764	765,303
Net income attributable to non-controlling interests in subsidiaries		-	-	6,023	(117)

Net income		848,764	758,823	854,787	765,186

Valuation adjustment	2.c) and 20.f)	2,596	1,672	2,596	1,672
Cumulative translation adjustments	2.q) and 20.f)	14,171	(13,295)	14,171	(13,295)

Total comprehensive income		865,531	747,200	871,554	753,563
Total comprehensive income attributable to shareholders of the Company		865,531	747,200	865,531	753,680
Total comprehensive income attributable to non-controlling interest in subsidiaries		-	-	6,023	(117)

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Years ended December 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserve		Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,040,530	(4,075)	(5,302)	-	(123,720)	56,856	4,816,612
Sale of treasury shares, net		-	3,206	-	-	-	-	-	-	3,756	-	6,962
Realization of revaluation reserve	20.d)	-	-	(566)	-	-	-	-	566	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	(147)	-	-	(147)
Transfer to retained earnings		-	-	-	-	419	-	-	(419)	-	-	-
Net income for the year		-	-	-	-	-	-	-	758,823	-	-	758,823
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	(56,856)	(56,856)

Appropriation of net income:
Legal reserve		-	-	-	37,942	-	-	-	(37,942)	-	-	-
Interim dividends (R$ 0.33 per share)		-	-	-	-	-	-	-	(176,815)	-	-	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends		-	-	-	-	-	-	-	(251,949)	-	68,323	(183,626)
Retention of profits		-	-	-	-	292,117	-	-	(292,117)	-	-	-

Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	-	-	-	-	-	1,672	-	-	-	-	1,672
Currency translation of foreign subsidiaries	2.q) and 20.f)	-	-	-	-	-	-	(13,295)	-	-	-	(13,295)
Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Years ended December 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserve			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	-	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330
Sale of treasury shares, net		-	2,092	-	-	-	-	-	-	-	1,730	-	3,822
Realization of revaluation reserve	20.d)	-	-	(515)	-	-	-	-	-	515	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	-	(130)	-	-	(130)
Transfer to investment reserve		-	-	-	-	385	-	-	-	(385)	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	848,764	-	-	848,764
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	-	(68,323)	(68,323)

Appropriation of net income:
Legal reserve	20.e) and 20.g)	-	-	-	42,438	-	-	-	-	(42,438)	-	-	-
Interim dividends (R$ 0.47 per share)	20.g)	-	-	-	-	-	-	-	-	(251,949)	-	-	(251,949)
Proposed dividends payable (R$ 0.51 per share), net of additional dividends	20.g)	-	-	-	-	-	-	-	-	(273,453)	-	122,239	(151,214)
Retention of profits	20.e) and 20.g)	-	-	-	-	280,924	-	-	-	(280,924)	-	-	-

Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	-	-	-	-	-	-	2,596	-	-	-	-	2,596
Currency translation of foreign subsidiaries	2.q) and 20.f)	-	-	-	-	-	-	-	14,171	-	-	-	14,171
Balance at December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067
The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Years ended December 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserve		Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	-	(123,720)	56,856	35,119	4,845,251
Sale of treasury shares, net		-	3,206	-	-	-	-	-	-	3,756	-	-	6,962
Realization of revaluation reserve	20.d)	-	-	(566)	-	-	-	-	566	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	(147)	-	-	-	(147)
Transfer to retained earnings		-	-	-	-	419	-	-	(419)	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	765,303	-	-	(117)	765,186
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	(56,856)	-	(56,856)
Capital reduction from Utingás Armazenadora Ltda.		-	-	-	-	-	-	-	-	-	-	(11,631)	(11,631)
Others		-	-	-	-	-	-	-	-	-	-	(326)	(326)

Appropriation of net income:
Legal reserve		-	-	-	37,942	-	-	-	(37,942)	-	-	-	-
Interim dividends (R$ 0.33 per share)		-	-	-	-	-	-	-	(176,815)	-	-	-	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends		-	-	-	-	-	-	-	(251,949)	-	68,323	(792)	(184,418)
Retention of profits		-	-	-	-	298,597	-	-	(298,597)	-	-	-	-

Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	-	-	-	-	-	1,672	-	-	-	-	-	1,672
Currency translation of foreign subsidiaries	2.q) and 20.f)	-	-	-	-	-	-	(13,295)	-	-	-	-	(13,295)
Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	22,253	5,175,583

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Years ended December 31, 2011 and 2010

 (In thousands of Reais)

					Profit reserve			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	-	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	22,253	5,175,583
Sale of treasury shares, net		-	2,092	-	-	-	-	-	-	-	1,730	-	-	3,822
Realization of revaluation reserve	20.d)	-	-	(515)	-	-	-	-	-	515	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	-	-	-	-	-	-	-	-	(130)	-	-	(167)	(297)
Transfer to investment reserve		-	-	-	-	385	-	-	-	(385)	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	848,764	-	-	6,023	854,787
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	-	(68,323)	-	(68,323)
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	-	(82)	(82)

Appropriation of net income:
Legal reserve	20.e) and 20.g)	-	-	-	42,438	-	-	-	-	(42,438)	-	-	-	-
Interim dividends (R$ 0.47 per share)	20.g)	-	-	-	-	-	-	-	-	(251,949)	-	-	-	(251,949)
Proposed dividends payable (R$ 0.51 per share), net of additional dividends	20.g)	-	-	-	-	-	-	-	-	(273,453)	-	122,239	(1,858)	(153,072)
Retention of profits	20.e) and 20.g)	-	-	-	-	280,924	-	-	-	(280,924)	-	-	-	-

Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	-	-	-	-	-	-	2,596	-	-	-	-	-	2,596
Currency translation of foreign subsidiaries	2.q) and 20.f)	-	-	-	-	-	-	-	14,171	-	-	-	-	14,171
Balance at December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	26,169	5,577,236

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	2011	2010	2011	2010
Cash flows from operating activities
Net income	30	848,764	758,823	854,787	765,186
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	11	(851,433)	(749,130)	(192)	(4)
Depreciation and amortization		-	-	580,076	530,829
PIS and COFINS credits on depreciation		-	-	10,169	9,582
Expense with tanks removed	18	-	-	(3,022)	(5,828)
Interest, monetary and exchange rate changes		30,567	37,289	736,049	414,595
Deferred income and social contribution taxes	9.b)	(505)	46	85,851	134,724
Income from disposal of assets	27	-	-	(21,390)	(78,969)
Other		-	-	2,555	957

Dividends received from subsidiaries		335,399	464,803	-	-

(Increase) decrease in current assets
Trade accounts receivable	5	-	-	(303,145)	(94,685)
Inventories	6	-	-	(164,276)	(131,300)
Recoverable taxes	7	21,191	(31,651)	(115,102)	(34,282)
Other receivables		(1,165)	(795)	(1,585)	16,929
Prepaid expenses	10	-	-	(5,037)	(8,322)

Increase (decrease) in current liabilities
Trade payables	15	(56)	(9,916)	155,599	21,140
Salaries and related charges	16	18	10	38,609	54,411
Taxes payable	17	2,354	(1,414)	(48,330)	36,542
Income and social contribution taxes		(5)	5	93,317	94,812
Other payables		-	(633)	36,391	(1,066)

(Increase) decrease in non-current assets
Trade accounts receivable	5	-	-	(21,048)	(11,215)
Recoverable taxes	7	(30,893)	8,147	(26,359)	(1,036)
Escrow deposits		-	(15)	(88,631)	(72,267)
Other receivables		-	-	(617)	825
Prepaid expenses	10	-	-	(28,589)	6,699

Increase (decrease) in non-current liabilities
Provision for contingencies	23	(2,210)	(250)	41,669	(107,292)
Other payables		-	-	33,862	27,753

Income and social contribution taxes paid		-	-	(131,478)	(60,521)

Net cash provided by operating activities		352,026	475,319	1,710,133	1,508,197

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2011 and 2010

(In thousands of Reais)

		Parent		Consolidated
	Note	2011	2010	2011	2010

Cash flows from investing activities
Financial investments, net of redemptions		(40,144)	(12,758)	(413,414)	(130,507)
Disposal (acquisition) of investments, net		-	-	(76,430)	32,827
Cash of acquired subsidiaries		-	-	2,151	(99)
Acquisition of property, plant and equipment	12	-	-	(705,548)	(670,745)
Increase in intangible assets	13	-	-	(365,825)	(237,707)
Capital contributions to subsidiaries	11	(320,000)	(200,000)	-	-
Capital reduction of subsidiaries	11	500,000	450,000	-	-
Proceeds from disposal of assets	27	-	-	101,190	67,656
Cash received in relation to Maxfacil	27	-	-	-	35,000

Net cash provided by (used in) investing activities		139,856	237,242	(1,457,876)	(903,575)

Cash flows from financing activities
Loans and debentures
Borrowing	14	-	-	975,588	2,475,155
Amortization	14	(200,000)	-	(1,226,535)	(1,723,995)
Interest paid	14	(134,246)	(118,889)	(348,130)	(233,120)
Payment of financial lease	14.g)	-	-	(6,996)	(11,176)
Dividends paid		(501,842)	(334,884)	(502,036)	(339,310)
Acquisition of non-controlling interests		-	-	(82)	-
Reduction of non-controlling interests		-	-	-	(11,369)
Sale of treasury shares to subsidiaries		3,822	6,962	-	-
Related companies		111,352	83,028	3,772	(2,587)

Net cash provided by (used in) financing activities		(720,914)	(363,783)	(1,104,419)	153,598

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	698	(3,301)

Increase (decrease) in cash and cash equivalents		(229,032)	348,778	(851,464)	754,919

Cash and cash equivalents at the beginning of years	4	407,704	58,926	2,642,418	1,887,499

Cash and cash equivalents at the end of years	4	178,672	407,704	1,790,954	2,642,418

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Years ended December 31, 2011 and 2010

(In thousands of Reais, except percentages)

		Parent				Consolidated
	Note	2011	%	2010	%	2011	%	2010	%
Revenues
Gross revenue from sales and services, except rents and royalties	25	-		-		50,104,852		44,151,568
Rebates, discounts and returns	25	-		-		(222,770)		(178,130)
Allowance for doubtful accounts - Release (creation)		-		-		3,260		(3,650)
Income from disposal of assets	27	-		-		21,390		78,969
		-		-		49,906,732		44,048,757

Materials purchased from third parties
Raw materials used		-		-		(2,314,464)		(2,058,875)
Cost of goods, products and services sold		-		-		(42,683,500)		(37,308,551)
Third-party materials, energy, services and others		(10,773)		(7,400)		(1,330,858)		(1,223,649)
Recovery (loss) of asset value		15,314		11,912		8,551		8,512
		4,541		4,512		(46,320,271)		(40,582,563)

Gross value added		4,541		4,512		3,586,461		3,466,194
Deductions
Depreciation and amortization		-		-		(590,245)		(540,411)

Net value added by the company		4,541		4,512		2,996,216		2,925,783

Value added received in transfer
Equity in income of subsidiaries and affiliates	11.a) and 11.b)	851,433		749,130		192		4
Dividends and interest on equity at cost		31		33		-		-
Rents and royalties	25			-		62,684		44,923
Financial revenues	28	161,084		142,181		322,372		266,965
		1,012,548		891,344		385,248		311,892

Total value added available for distribution		1,017,089		895,856		3,381,464		3,237,675

Distribution of value added
Labor and benefits		3,683	-	3,010	-	1,001,871	29	912,547	28
Taxes, fees and contributions		23,056	2	5,108	1	851,376	25	1,021,530	32
Financial expenses and rents		141,586	14	128,915	14	673,431	20	538,412	17
Dividends paid		525,402	52	428,764	48	527,260	16	429,556	13
Retained earnings		323,362	32	330,059	37	327,526	10	335,630	10
Value added distributed		1,017,089	100	895,856	100	3,381,464	100	3,237,675	100

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Company”), is a company with headquarters at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

It engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), automotive fuels & lubricants distribution, and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company is also present in oil refining through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.     Summary of significant accounting policies

The Company’s consolidated financial statements are stated according to the Generally Accepted Accounting Principles in Brazil (“BR GAAP”), as issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”), and also the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual financial statements are stated according to BR GAAP, which differ from the IFRS in two respects. IFRS does not require the equity method of accounting for the individual financial statements of the parent company. Besides equity accounting, the parent company’s financial statements as of 2010 contain another difference to IFRS, expressly permitted by CPC 43 (R1) and relating to deferred charges, written off as of December 31, 2010, when such difference was eliminated. See Note 30 for further details of deferred charges amortization effects in the Company’s individual net income of 2010.

The Company’s individual and consolidated financial statements are presented in Brazilian Reais, which is the Company´s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in these individual and consolidated financial statements.

a.	Recognition of income

Revenue from sales and costs are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded in income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s income. The hedge and the hedged item are measured at fair value.

•
Cash flow hedge: derivative financial instrument used to hedge exposure to variations in cash flows, which may be attributable to a particular risk associated with an asset or liability or a highly probable transaction that can impact the entity’s income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•
Hedge accounting: derivative financial instrument used to hedge exposure to a specific risk associated with a recognized asset or liability, which may affect the entity’s income. In the initial designation of the hedge, the relationship between the hedging instruments and the hedged items are documented, including the objectives of risk management, the strategy in the conduction of the transaction and the methods to be used to evaluate its effectiveness.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost, or net realizable value. The cost value of inventory is calculated using the weighted average cost and includes the cost of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable values are based on the average selling prices during the last month of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is made. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company’s specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments

Investments in subsidiaries are valued by the equity method of accounting in the financial statements of the parent company. Investments in affiliate companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are also accounted for the equity method of accounting (see Note 11).

In the consolidated financial statements the investments under shared control are consolidated proportionally by the Company (see Note 3). The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, which is anually revised.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

h.	Financial leases

•           Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated using the straight line method at the depreciation terms applicable to each group of assets as mentioned in Note 12. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.g).

•           Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.f).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

• Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as of January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually to verify the existence of probable losses (impairment). Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

• Bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized using the straight-line method according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their economic life, which is anually revised.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill.

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.t).

k.	Current and non-current liabilities

The Company’s financing liabilities include trade payables and other accounts payable, loans and financing, debentures and derivative financial instruments used as hedge.

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements. When applicable, the current and noncurrent liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Transaction costs incurred and directly attributable to the activities necessary for contracting debt or loans or for issuing bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

l.	Income and social contribution taxes on net income

Current and deferred income tax (“IRPJ”) and social contribution on net income (“CSLL”) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives. The taxes are recognized based on the rates of income tax and social contribution on net income provided for by the laws enacted on the last day of the financial statements. For further details about recognition and realization of income and social contribution on net income taxes, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recorded as a liability when tanks are installed. The estimated cost is also recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). The estimated removal cost is revised periodically.

n.	Provision for contingencies

A provision for contingencies is created for quantifiable contingent risks, when chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 23).

o.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in income.

p.	Transactions in foreign currency

Transactions in foreign currencies carried out by the Company or its subsidiaries are translated into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are converted at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

q.	Basis for translation of financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. (“Oxiteno México”) and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A. (“Oxiteno Andina”), located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are converted at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2011 was R$ 4,426 of exchange rate loss (R$ 18,597 loss in 2010).

According to IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered extended activities of the parent company and are translated at the exchange rate in effect by the end of the respective year. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized as income in 2011 amounted to R$ 1,811 (R$ 1,726 loss in 2010).

r.	Use of estimates, assumptions and judgments

The preparation of financial statements requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Thereunto, the Company and subsidiaries' management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipment (Note 12), the economic life of intangible assets and recovery value of goodwill (Note 13), provisions for assets retirement obligations (Note 18), provisions for tax, civil and labor liabilities (Note 23) and estimates for the preparation of actuarial reports (Note 24). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

s.	Impairment of assets

The Company reviews, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company estimates the recoverable amount of the asset. Assets that can not be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value from continuous use.

To assess the value from continuous use, the Company considers the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets.

Losses for impairment of assets are recognized in income. In case goodwill has been allocated to a CGU, the recognized losses are firt allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill can not be reversed. For assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the loss of value had not been recognized.

No impairment was recorded in the years presented.

t.	Adjustment to present value

The Company´s subsidiaries booked an adjustment to present value of Tax on Goods and Services (“ICMS”) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the financial statements, the time value of the recovery of ICMS credits.

The Company and its subsidiaries reviewed all items classified as non-current and, where relevant, current assets and liabilities and did not identify a need to adjust other balances to present value.

u.	Statements of value added

The Company and its subsidiaries prepare the individual and consolidated statements of value added according to CPC 09 - Statement of Value Added, as an integral part of BR GAAP financial statements as applicable to public companies, while for IFRS purposes this represents additional financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

v.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the year ended December 31, 2011, which are:

•           Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.
•           Improvements to IFRS 2010.
•           IFRS 9 Financial Instruments
•           Prepayment of a minimum fund requirement (Amendment to IFRIC 14)
•           Amendments to IAS 32 Classification of rights issues
•           Amendments to IAS 19 - Employee Benefits
•           Consolidated Financial Statements - IFRS 10
•           Joint Arrangements - IFRS 11
•           Disclosure of Interests in Other Entities- IFRS 12
•           Fair Value Measurement - IFRS 13
•           Amendments to IAS 1 - Presentation of Financial Statements

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval by the CVM.
The Company and its subsidiaries have not estimated the impact of these new standards on their financial statements.

w.	Authorization for the conclusion of the financial statements

On February 15, 2012, the Company’s Board of Directors authorized the conclusion of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

3. Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by the IFRS/BR GAAP. Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interests in subsidiaries is indicated in the financial statements.

The consolidated financial statements include the following direct and indirect subsidiaries:

		% interest in the share
		12/31/2011		12/31/2010
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	-	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	-
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
Distribuidora Nacional de Petróleo Ltda.	Brazil	-	-	-	100
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Distribuidora de Gás LP Azul S.A.	Brazil	-	100	-	-
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

(*)
The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ultracargo Argentina S.A. was wound up in October 2011.

The subsidiary Oxiteno Colombia S.A.S was formed in October 2011 and is engaged in commercial representation.

a) Business combination – acquisition of Repsol Gás Brasil S.A. (“Repsol”)

On October 20, 2011, the Company, through its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”), acquired a 100% equity interest in Repsol. The total acquisition amount was R$ 49,822. This acquisition strengthens the Ultragaz business of bulk LPG, providing economies of scale in logistics and management, and better a position for growth in the bulk segment in the Southeast. After the acquisition, its name was changed to Distribuidora de Gás LP Azul S.A.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The provisional goodwill is R$ 13,403. The estimated value added for assets acquired, which is being determined by an independent appraiser and has a provisional value of R$ 16,555 based on his preliminary report, reflects the difference between the market value and the book value of the assets.

The table below summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	2,151	Trade payables	3,838
Trade accounts receivable	2,875	Salaries and related charges	1,521
Inventories	995	Other	67
Prepaid expenses	1,596		5,426
Recoverable taxes	1,092
Other	360
	9,069

Non-current assets
Property, plant and equipment	22,026	Non-current liabilities
Intangible assets	11,625	Provision for contingencies	1,140
Other	265
Goodwill	13,403
	47,319	Total liabilities assumed	6,566

Total assets acquired and goodwill	56,388	Acquisition amount	49,822

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The following summary presents the Company’s unaudited pro forma information for the year ended on December 31, 2011, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2011 (unaudited)
Net revenue from sales and services	48,708,540
Operating income	1,451,106
Net income	854,182
Earnings per share basic - whole R$ (see Note 29)	1.59
Earnings per share diluted - whole R$ (see Note 29)	1.58

b) Business combination – acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

On November 1, 2010, the Company, through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), acquired a 100% equity interest in DNP. The total acquisition amount, after working capital adjustments, completed on July 5, 2011, was R$ 73,427. This acquisition reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the midwest, northeast and north of Brazil where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the south and southeast.

The purchase price paid for the equity interest was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 24,736. The value added for assets acquired, which was determined based on a report prepared by an independent appraiser, is R$ 54,349, which reflects the difference between the market value and the book value of the assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

Current assets		Current liabilities
Cash and cash equivalents	2,322	Trade payables	7,784
Trade accounts receivable	15,295	Tax payable	5,130
Inventories	18,003	Income tax and social contribution payable	1,210
Other	9,672	Salaries and related charges	754
	45,292	Other	6,345
			21,223
Non-current assets
Property, plant and equipment	15,977	Non-current liabilities
Intangible	46,650	Provision for contingencies	14,812
Other	217	Income tax and social contribution	18,587
Goodwill	24,736	Other	4,823
	87,580		38,222

		Total liabilities assumed	59,445

Total assets acquired and goodwill	132,872	Acquisition amount	73,427

The following summary presents the Company’s unaudited pro forma information for the year ended on December 31, 2010, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2010 (unaudited)
Net revenue from sales and services	42,904,092
Operating income	1,343,418
Net income	777,818
Earnings per share basic - whole R$ (see Note 29)	1.46
Earnings per share diluted - whole R$ (see Note 29)	1.45

In February 2011, in order to simplify the corporate structure, the subsidiary DNP was merged into IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

4.	Financial assets

Financial assets, excluding cash and bank deposits, are substantially represented by money invested: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), debentures and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and, in 2010, also in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	2011	2010	2011	2010

Cash and bank deposits
In local currency	71	23	78,077	59,980
In foreign currency	-	-	29,523	12,813

Financial investments
In local currency
Fixed-income securities and funds	178,601	407,681	1,668,178	2,569,625
In foreign currency
Fixed-income securities and funds	-	-	15,176	-

Total cash and cash equivalents	178,672	407,704	1,790,954	2,642,418

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial investments

Financial assets that are not cash or cash equivalents are considered financial investments.

	Parent		Consolidated
	2011	2010	2011	2010

Financial investments
In local currency
Fixed-income securities and funds	52,902	12,758	638,879	360,032

In foreign currency
Fixed-income securities and funds	-	-	259,091	198,149

Income from currency and interest rate hedging instruments (a)	-	-	93,403	19,778

Total financial investments	52,902	12,758	991,373	577,959

Current	52,902	12,758	916,936	558,209

Non-current	-	-	74,437	19,750

(a) Accumulated gains, net of income tax (see Note 22).

The financial assets of the Company and its subsidiaries, except cash and bank deposits, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through profit or loss; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated
	2011	2010

Measured at fair value through profit or loss	1,776,757	2,589,403
Held to maturity	7,193	7,193
Available for sale	890,777	550,988

Financial assets, except cash and bank deposits	2,674,727	3,147,584

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

5.	Trade accounts receivable (Consolidated)

	2011	2010

Domestic customers	1,885,901	1,605,767
Reseller financing - Ipiranga	239,588	202,719
Foreign customers	135,098	123,823
(-) Allowance for doubtful accounts	(116,454)	(119,932)

	2,144,133	1,812,377

Current	2,026,417	1,715,709

Non-current	117,716	96,668

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade accounts receivable, gross, is as follows:

	Total	Not yet due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180 days

2011	2,260,587	1,994,399	80,635	18,088	5,788	14,944	146,733

2010	1,932,309	1,692,151	60,321	16,415	5,067	9,442	148,913

Movements in the allowance for doubtful accounts are as follows:

Balance in 2009	114,460
Opening balance of DNP acquisition	1,720
Additions	17,825
Write-offs	(14,073)
Balance in 2010	119,932
Opening balance of Repsol acquisition	520
Additions	19,766
Write-offs	(23,764)
Balance in 2011	116,454

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	2011			2010
	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance

Finished goods	272,377	(14,605)	257,772	181,419	(9,905)	171,514
Work in process	2,841	-	2,841	7,907	-	7,907
Raw materials	197,982	(114)	197,868	177,123	(2,059)	175,064
Liquefied petroleum gas (LPG)	41,147	-	41,147	26,648	-	26,648
Fuels, lubricants and greases	633,035	(710)	632,325	553,491	(1,032)	552,459
Consumable materials and bottles for resale	58,126	(1,696)	56,430	49,688	(1,028)	48,660
Advances to suppliers	89,103	-	89,103	111,578	-	111,578
Properties for resale	32,646	-	32,646	39,707	-	39,707

	1,327,257	(17,125)	1,310,132	1,147,561	(14,024)	1,133,537

Movements in the provision for loss are as follows:

Balance in 2009	22,050
Write-offs and additions, net	(8,026)
Balance in 2010	14,024
Write-offs and additions, net	3,101
Balance in 2011	17,125

The breakdown of provisions for losses related to inventories is shown in the table below:

	2011	2010

Net realizable value adjustment	13,551	9,562
Obsolescence and impairment	3,574	4,462
Total	17,125	14,024

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credit balances of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent		Consolidated
	2011	2010	2011	2010

IRPJ and CSLL	88,591	78,868	177,244	145,554
ICMS	-	-	178,202	202,584
Provision for ICMS losses (*)	-	-	(41,146)	(56,130)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.t)	-	-	(3,007)	(3,273)
PIS and COFINS	21	21	211,332	97,568
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	-	-	19,513	10,507
IPI	-	-	3,552	4,342
Other	-	21	6,216	7,935
Total	88,612	78,910	551,906	409,087

Current	48,706	69,897	470,511	354,317

Non-current	39,906	9,013	81,395	54,770

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance in 2009	70,986
Reversals	(5,741)
Write-offs	(9,115)
Balance in 2010	56,130
Reversals	(7,114)
Write-offs	(7,870)
Balance in 2011	41,146

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

8.	Related parties

a. Related companies

	Parent
	Assets			Financial income
	Loans	Debentures	Total

Companhia Ultragaz S.A.	955	-	955	-
Oxiteno S.A. Indústria e Comércio	2,867	-	2,867	-
Ipiranga Produtos de Petróleo S.A.	-	775,709	775,709	128,577
Total in 2011	3,822	775,709	779,531	128,577
Total in 2010	6,962	773,907	780,869	108,150

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	9,105
Copagaz Distribuidora de Gas Ltda.	-	-	450	-
Liquigás Distribuidora S.A.	-	-	159	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	965
Petróleo Brasileiro S.A. – Petrobras	-	-	-	394,908
Química da Bahia Indústria e Comércio S.A.	-	3,145	-	-
Quattor Participações S.A.	-	-	-	4,803
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	204
SHV Gás Brasil Ltda.	-	-	306	-
Other	490	826	22	-

Total in 2011	10,144	3,971	937	409,985
Total in 2010	10,144	4,021	2,324	261,035

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Commercial transactions

	Sales	Purchases

Braskem S.A.	23,401	689,463
Copagaz Distribuidora de Gas Ltda.	4,940	-
Liquigás Distribuidora S.A.	6,021	-
Oxicap Indústria de Gases Ltda.	6	11,221
Petróleo Brasileiro S.A. – Petrobras	24,760	28,822,978
Quattor Participações S.A.	-	175,069
Refinaria de Petróleo Riograndense S.A. (*)	-	122,304
Servgás Distribuidora de Gas S.A.	1,329	-
SHV Gás Brasil Ltda.	2,147	-

Total in 2011	62,604	29,821,035
Total in 2010	186,636	26,356,189

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.i). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b. Key management personnel - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive´s experience, responsibility and his position´s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefits; (b) variable compensation paid annually with the objective of aligning the executive´s and the Company´s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 24.b). In addition, the Company has a long-term variable remuneration plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. Ultrapar´executive officers are entitled additional variable compensation relating to the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

In 2011, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and executive officers) in the amount of R$ 26,030 (R$ 28,101 in 2010). Out of this total, R$ 20,852 relates to short-term compensation (R$ 20,859 in 2010), R$ 3,232 to stock compensation (R$ 2,438 in 2010) and R$ 1,946 (R$ 4,804 in 2010) to post-employment benefits. In addition to the above amounts, the Company accrued, in 2011, R$ 24,945 (R$ 26,500 in 2010) related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c. Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial grant of usufruct of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial grant, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount granted to executives until 2011, including tax charges, was R$ 44,436 (R$ 39,164 until 2010). Such amount is being amortized over a period of five to ten years after the award, and the amortization for the year ended on December 31, 2011 in the amount of R$ 6,083 (R$ 4,647 in 2010) was recorded as a general and administrative expense. The values of the awards were determined on the date of grant based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares granted to executives of the Company:

Date of award	Restricted shares granted	Deadline for transfer of the title of shares	Market price of shares on the date of award (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

December 14, 2011	120,000	5 to 7 years	31.85	5,272	(75)	5,197
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(1,904)	7,698
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(2,532)	4,623
October 8, 2008	696,000	5 to 7 years	9.99	9,593	(5,295)	4,298
December 12, 2007	160,000	5 to 7 years	16.17	3,570	(2,476)	1,094
November 9, 2006	207,200	10 years	11.62	3,322	(1,717)	1,605
December 14, 2005	93,600	10 years	8.21	1,060	(645)	415
October 4, 2004	167,900	10 years	10.20	2,361	(1,712)	649
December 18, 2003	239,200	10 years	7.58	2,501	(2,022)	479
	2,193,900			44,436	(18,378)	26,058

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.       Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income and social contribution taxes are recorded under the following main categories:

	Parent		Consolidated
	2011	2010	2011	2010

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	22,645	27,646
Provisions for contingencies	690	185	105,160	66,898
Provision for post-employment benefit (see Note 24.b)	-	-	31,594	30,843
Provision for differences between cash and accrual basis	-	-	7,058	16,414
Provision for goodwill paid on investments (see Note 13)	-	-	220,668	306,086
Other provisions	-	-	52,484	20,715
Tax losses and negative basis for social contribution to offset (d)	-	-	53,007	59,978
Adoption of IFRS effect	-	-	17,519	35,817

Total	690	185	510,135	564,397

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	319	364
Accelerated depreciation	-	-	98	109
Provision for adjustments between cash and accrual basis	-	-	35,413	7,931
Temporary differences of foreign subsidiaries	-	-	871	842
Transition Tax Regime effect	-	-	1,279	17,466

Total	-	-	37,980	26,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	-	168,028
From 1 to 2 years	-	112,076
From 2 to 3 years	690	56,040
From 3 to 5 years	-	114,909
From 5 to 7 years	-	37,231
From 7 to 10 years	-	21,851

	690	510,135

b.       Reconciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the full tax rates as follows:

	Parent		Consolidated

	2011	2010	2011	2010

Income before taxes and equity in income of subsidiaries and affiliates	21,668	14,089	1,155,495	1,060,396
Full tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(7,367)	(4,790)	(392,868)	(360,535)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	1,848	358	38,516	11,182
Adjustment to estimated income	-	-	26,083	25,376
Interest on equity	(18,851)	-	-	-
Other adjustments	33	36	(823)	(1,965)
Income and social contribution taxes before tax incentives	(24,337)	(4,396)	(329,092)	(325,942)

Tax incentives - ADENE	-	-	28,192	30,728
Income and social contribution taxes in the income statement	(24,337)	(4,396)	(300,900)	(295,214)

Current	(24,842)	(4,350)	(243,241)	(191,218)
Deferred	505	(46)	(85,851)	(134,724)
Tax incentives - ADENE	-	-	28,192	30,728

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.        Tax incentives - ADENE

The following subsidiaries are entitled to partial income tax exemption under the program for development of northeastern Brazil operated by the Northeast Development Agency (“ADENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2020

d.	Income and social contribution taxes carryforwards

The Company and its subsidiaries have net operating loss carryforwards (income tax) amounting to R$ 158,437 (R$ 171,467 in 2010) and negative basis of CSLL of R$ 148,861 (R$ 190,129 in 2010), of which use is limited to 30% of taxable income of year and that do not expire.

10.	Prepaid expenses (Consolidated)

	2011	2010

Rents	49,937	28,926
Stock compensation plan, net (see Note 8.c)	21,066	21,822
Software maintenance	16,233	7,156
Insurance premiums	10,149	8,457
Advertising and publicity	3,589	3,769
Purchases of meal and transportation tickets	4,670	3,902
Taxes and other prepaid expenses	3,775	1,727

	109,419	75,759

Current	40,221	35,148

Non-current	69,198	40,611

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

11.	Investments

a.           Subsidiaries (Parent company)

	2011
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	810,547	2,927,945	7,773,605	198,991
Liabilities	29,664	721,148	5,489,165	142,058
Shareholders’ equity adjusted for intercompany unrealized profits - R$	780,883	2,206,872	2,284,440	56,933
Net revenue from sales and services	-	807,976	42,114,723	212,375
Net income for the year after adjustment for unrealized profits - R$	68,934	109,336	668,359	14,468

	2010
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	818,606	2,613,873	7,219,626	204,279
Liabilities	106,657	826,104	4,796,092	156,144
Shareholders’ equity adjusted for intercompany unrealized profits - R$	711,949	1,787,702	2,423,534	48,135
Net revenue from sales and services	-	754,364	36,311,714	961,950
Net income for the year after adjustment for unrealized profits - R$	82,911	60,003	586,880	58,234

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.	Total

Balance in 2009	655,038	1,552,745	2,665,185	(2,623)	4,870,345

Equity in income of subsidiaries	82,911	60,003	586,880	19,336	749,130
Dividends and interest on equity (gross)	(26,000)	(14,154)	(378,384)	-	(418,538)
Capital increase	-	200,000	-	-	200,000
Capital reduction	-	-	(450,000)	-	(450,000)
Tax liabilities on equity- method revaluation reserve	-	-	(147)	-	(147)
Valuation adjustment of subsidiaries	-	2,403	-	(731)	1,672
Translation adjustments of foreign-based subsidiaries	-	(13,295)	-	-	(13,295)

Balance in 2010	711,949	1,787,702	2,423,534	15,982	4,939,167

Equity in income of subsidiaries	68,934	109,336	668,359	4,804	851,433
Dividends and interest on equity (gross)	-	(25,935)	(307,392)	(2,811)	(336,138)
Capital increase	-	320,000	-	-	320,000
Capital reduction	-	-	(500,000)	-	(500,000)
Tax liabilities on equity- method revaluation reserve	-	-	(130)	-	(130)
Valuation adjustment of subsidiaries	-	1,590	77	929	2,596
Translation adjustments of foreign-based subsidiaries	-	14,171	-	-	14,171

Balance in 2011	780,883	2,206,872	2,284,440	18,904	5,291,099

The table below summarizes the 33% interest in RPR attributed to the Company:

	2011	2010

Current assets	37,385	49,725
Non-current assets	28,688	18,105

Current liabilities	11,850	26,292
Non-current liabilities	35,319	25,556
Shareholders’ equity	18,904	15,982

Net revenue from sales and services	70,517	319,406
Costs and operating expenses	(68,568)	(293,197)
Operating income	1,949	26,209
Net financial income and income and social contribution taxes	2,855	(6,873)
Net income	4,804	19,336

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Affiliated companies (Consolidated)

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Movements in investments:

Balance in 2009	6,623	2,090	3,748	12,461
Equity in income of affiliates	45	(15)	(26)	4
Balance in 2010	6,668	2,075	3,722	12,465
Dividends received	(31)	-	-	(31)
Equity in income of affiliates	191	30	(29)	192
Balance in 2011	6,828	2,105	3,693	12,626

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the petrochemical complex in Mauá.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this affiliated company are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these two affiliated companies are currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	6,282	11,049	774	332	25
Non-current assets	22,032	93,310	8,836	842	3,132
Current liabilities	668	6,638	-	13	61
Non-current liabilities	332	89,301	2,226	1,708	4,304
Shareholders’ equity	27,314	8,420	7,384	(547)	(1,208)
Net revenue from sales and services	3,879	27,557	-	-	-
Costs and operating expenses	(3,620)	(27,342)	(96)	(133)	(225)
Net financial income and income and social contribution taxes	357	(93)	38	42	(5)
Net income	616	122	(58)	(91)	(230)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	2010
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	4,557	9,360	682	834	81
Non-current assets	23,147	90,222	8,986	468	3,160
Current liabilities	702	7,928	-	26	122
Non-current liabilities	332	83,357	2,226	1,708	4,096
Shareholders´equity	26,670	8,297	7,442	(432)	(977)
Net revenue from sales and services	3,543	24,050	-	-	-
Costs and operating expenses	(3,684)	(24,271)	(74)	(143)	621
Net financial income and income and social contribution taxes	321	158	23	42	7
Net income	180	(63)	(51)	(101)	628

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its information as of November 30, 2011, while the other affiliates are valued based on the financial statements as of December 31, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average term of depreciation (years)	Balance in 2010	Additions	Balance of Repsol acquisition	Balance of DNP acquisition adjustment	Deprecia-tion	Transfer	Write-offs	Exchange rate	Balance in 2011

Cost:
Land	-	375,669	6,750	-	-	-	6,419	(33,428)	602	356,012
Buildings	27	1,046,128	12,797	-	1,055	-	76,021	(41,498)	3,775	1,098,278
Leasehold improvements	13	372,760	12,164	338	-	-	25,916	(6,128)	4	405,054
Machinery and equipment	12	2,601,836	93,094	13,981	-	-	437,980	(2,139)	33,942	3,178,694
Automotive fuel/lubricant distribution equipment and facilities	14	1,465,777	124,744	-	614	-	77,390	(28,993)	-	1,639,532
LPG tanks and bottles	13	362,882	67,509	15,976	-	-	4	(30,466)	-	415,905
Vehicles	8	173,408	28,992	5,914	167	-	12,390	(28,402)	(306)	192,163
Furniture and utensils	7	105,795	6,156	188	-	-	1,250	(2,821)	238	110,806
Construction in progress	-	422,471	353,111	-	-	-	(536,695)	(7,794)	961	232,054
Advances to suppliers	-	6,525	13,767	-	-	-	(8,206)	(606)	2	11,482
Imports in progress	-	340	455	-	-	-	(629)	-	-	166
IT equipment	5	178,296	10,378	293	-	-	1,385	(3,324)	42	187,070
		7,111,887	729,917	36,690	1,836	-	93,225	(185,599)	39,260	7,827,216

Accumulated depreciation:
Buildings		(436,875)	-	-	-	(37,686)	(10,335)	23,145	(3,857)	(465,608)
Leasehold improvements		(195,091)	-	(175)	-	(22,480)	(99)	5,353	-	(212,492)
Machinery and equipment		(1,130,575)	-	(7,526)	-	(186,323)	(89,045)	1,386	(31,404)	(1,443,487)
Automotive fuel/lubricant distribution equipment and facilities		(834,834)	-	-	-	(81,388)	177	23,183	2	(892,860)
LPG tanks and bottles		(190,255)	-	(3,802)	-	(22,620)	-	11,464	-	(205,213)
Vehicles		(109,346)	-	(2,776)	-	(6,044)	(628)	22,745	(78)	(96,127)
Furniture and utensils		(62,325)	-	(121)	-	(9,202)	(2,931)	1,203	(962)	(74,338)
IT equipment		(146,831)	-	(264)	-	(12,483)	167	2,951	(28)	(156,488)
		(3,106,132)	-	(14,664)	-	(378,226)	(102,694)	91,430	(36,327)	(3,546,613)

Provision for loss:
Land		(197)	-	-	-	-	-	-	-	(197)
Machinery and equipment		(1,854)	-	-	-	-	-	379	-	(1,475)
		(2,051)	-	-	-	-	-	379	-	(1,672)

Net amount		4,003,704	729,917	22,026	1,836	(378,226)	(9,469)	(93,790)	2,933	4,278,931

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Weighted average term of depreciation (years)	Balance in 2009	Additions	Opening balance of DNP acquisition	Depreciation	Transfer	Write-offs	Exchange rate	Balance in 2010

Cost:
Land	-	396,324	1,454	1,962	-	1,118	(25,743)	554	375,669
Buildings	26	1,056,099	12,342	3,294	-	17,594	(42,462)	(739)	1,046,128
Leasehold improvements	12	363,849	4,918	9	-	15,660	(11,669)	(7)	372,760
Machinery and equipment	11	2,410,395	148,342	-	-	69,457	(23,301)	(3,057)	2,601,836
Light fuel/lubricant distribution equipment and facilities	14	1,340,917	98,978	8,909	-	33,240	(16,267)	-	1,465,777
LPG tanks and bottles	13	326,671	71,969	-	-	2	(35,760)	-	362,882
Vehicles	6	238,006	15,603	1,481	-	(56,763)	(24,076)	(843)	173,408
Furniture and utensils	7	93,697	10,367	237	-	(611)	(1,252)	3,357	105,795
Construction in progress	-	201,010	281,978	-	-	(59,315)	(584)	(618)	422,471
Advances to suppliers	-	79,569	13,866	-	-	(86,582)	(328)	-	6,525
Imports in progress	-	4,738	5,758	-	-	(10,068)	(88)	-	340
IT equipment	5	175,722	8,665	153	-	258	(6,002)	(500)	178,296
		6,686,997	674,240	16,045	-	(76,010)	(187,532)	(1,853)	7,111,887

Accumulated depreciation:
Buildings		(419,969)	-	(287)	(40,473)	1,089	22,649	116	(436,875)
Leasehold improvements		(168,860)	-	1	(28,044)	934	877	1	(195,091)
Machinery and equipment		(969,360)	-	-	(184,302)	4,552	17,058	1,477	(1,130,575)
Light fuel/lubricant distribution equipment and facilities		(776,969)	-	(996)	(69,211)	-	12,342	-	(834,834)
LPG tanks and bottles		(190,962)	-	-	(18,529)	-	19,236	-	(190,255)
Vehicles		(182,193)	-	(394)	(4,241)	67,603	9,550	329	(109,346)
Furniture and utensils		(53,252)	-	(135)	(10,538)	744	839	17	(62,325)
IT equipment		(139,038)	-	(92)	(13,654)	1,088	4,637	228	(146,831)
		(2,900,603)	-	(1,903)	(368,992)	76,010	87,188	2,168	(3,106,132)

Provision for loss:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(1,697)	(157)	-	-	-	-	-	(1,854)
		(1,894)	(157)	-	-	-	-	-	(2,051)

Net amount		3,784,500	674,083	14,142	(368,992)	-	(100,344)	315	4,003,704

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of gas stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total

Balance in 2009	674,500	70,033	16,413	13,015	427,832	1,900	1,203,693
Opening balance of DNP acquisition	46,541	-	-	-	41,740	-	88,281
Additions	-	26,891	-	-	208,211	2,605	237,707
Write-offs	(6,650)	(4,339)	-	-	-	(924)	(11,913)
Amortization	-	(24,390)	(4,402)	(549)	(142,702)	(88)	(172,131)
Provision for loss	-	-	-	-	-	(5)	(5)
Exchange rate	-	(8)	-	-	-	(13)	(21)
Balance in 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611
Balance of DNP acquisition adjustment	(21,805)	-	-	-	4,865	-	(16,940)
Balance of Repsol acquisition	13,403	-	-	-	11,625	-	25,028
Additions	-	42,759	-	-	349,460	-	392,219
Write-offs	-	(4)	-	-	(577)	(295)	(876)
Transferences	-	463	8,562	-	-	444	9,469
Amortization	-	(26,643)	(4,973)	(549)	(183,386)	(34)	(215,585)
Exchange rate	-	28	-	-	-	223	251
Balance in 2011	705,989	84,790	15,600	11,917	717,068	3,813	1,539,177

Weighted average term of amortization (years)	-	5	5	30	5	9

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	2011	2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
DNP	24,736	46,541
Repsol	13,403	-
Other	2,278	2,278
	705,989	714,391

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company tested the balances of goodwill shown in the table above for impairment. The determination of value from continuous use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs.

The evaluation of the value from continuous use is calculated for a period of five years, and from then, considering the possibility of carrying the business on indefinitely, perpetuity.

The growth and discount rates used to extrapolate the projections as of December 31, 2011, over the five year period ranged from 0% to 8% and 10.5% to 28.2%, respectively, depending on the CGU analyzed.

The Company´s balances of goodwill test did not result in the recognition of impairment for the year ended December 31, 2011.

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storaging, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Market rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus disbursements are recorded when incurred and recognized as an expense in the income statement over the term of the agreement (typically 5 years).

The amortization expenses were recognized in the income statements, as shown below:

	2011	2010

Cost of products and services sold	11,872	10,355
Selling and marketing	180,354	141,606
General and administrative	23,359	20,170
	215,585	172,131

Research & development expenses are recorded in the income statements and amounted to R$ 21,745 in 2011 (R$ 18,763 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.           Composition

Description	2011	2010	Index/Currency	Weighted average financial charges 12/31/2011 - % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b)	466,197	413,284	US$	+7.2	2015
Advances on foreign exchange contracts	125,813	41,626	US$	+1.9	< 349 days
Foreign loan (c)	111,868	99,749	US$ + LIBOR (i)	+1.0	2014
BNDES (d)	72,869	67,195	US$	+5.5	2012 to 2018
Foreign currency advances delivered	45,692	64,080	US$	+1.6	< 88 days
Financial institutions	28,454	16,656	MX$ + TIIE (ii)	+1.9	2012 to 2016
Financial institutions	21,784	22	Bs (iii)	+13.3	2012 to 2014
FINIMP	878	779	US$	+7.0	2012
Financial institutions	-	6,740
Financial institutions – RPR	-	1,581
BNDES (d)	-	8
Subtotal	873,555	711,720

Local currency:
Banco do Brasil – fixed (e)	2,208,109	1,916,257	R$	+11.8	2012 to 2015
Debentures (f)	1,002,451	1,196,116	CDI	108.5	2012
BNDES (d)	890,865	1,178,081	TJLP (iv)	+3.2	2012 to 2019
Banco do Brasil – floating (e)	213,055	-	CDI	98.5	2014
Loan – MaxFácil	86,364	77,391	CDI	100.0	2012
Banco do Nordeste do Brasil	86,108	99,355	R$	+8.5 (vi)	2018
BNDES (d)	57,626	65,137	R$	+5.7	2015 to 2021
FINEP	45,647	61,738	TJLP (iv)	+0.5	2013 to 2014
Finance leases (g)	42,356	-	IGP-M (v)	+5.6	2031
Debentures – RPR (f)	19,102	-	CDI	118.0	2014
FINEP	10,904	-	R$	+4.0	2019 to 2021
FINAME	2,106	5,922	TJLP (iv)	+2.7	2012 to 2013
Fixed finance leases (g)	1,297	2,171	R$	+14.8	2012 to 2014
Working capital loan – RPR	-	23,765
Finance leases (g)	-	3,374
Others	-	634
Subtotal	4,665,990	4,629,941

Currency and interest rate hedging instruments loans	22,089	54,372

Total	5,561,634	5,396,033

Current	2,304,999	820,484

Non-current	3,256,635	4,575,549

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(i)      LIBOR = London Interbank Offered Rate.

(ii)     MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii)    Bs = Venezuelan Bolivares Fortes.

(iv)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2011, TJLP was fixed at 6% p.a.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2011, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term amounts break down as follows by year of maturity:

	2011	2010

From 1 to 2 years	1,214,029	2,197,838
From 2 to 3 years	879,137	1,024,879
From 3 to 4 years	976,172	440,504
From 4 to 5 years	93,970	824,695
More than 5 years	93,327	87,633
	3,256,635	4,575,549

As provided in IAS 39, the transaction costs and issue premiums associated with borrowings by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.h).

The Company’s management contracted hedging against foreign exchange and interest rate changes for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and an interest of 7.25% p.a., paid semiannually, with the first payment due in June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and the subsidiaries above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with the Company’ direct or indirect controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.           Foreign loan

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.00% p.a. The Company, through its subsidiary Cia. Ultragaz, contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the foreign loan, some obligations other than those in Note 14.b) must be maintained by the Company and its subsidiaries. Additionally the following restrictions are imposed on the Company:

•
Maintenance of a financial index, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.           BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the period of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company maintains the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

e.           Banco do Brasil

The subsidiary IPP has fixed and floating loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, thus converting the fixed charges for these loans into an average 98.75% of CDI (see Note 22). IPP designates these instruments of protection as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. These loans mature between 2012 and 2015, as follows:

Maturity	Balance in 2011

Feb/12	430,376
Apr/12	68,650
Mar/13	613,621
May/13	362,296
Mar/14	213,055
May/14	364,940
May/15	368,226
2,421,164

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

f.           Debentures

•
In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011, the Company made an early partial redemption of 200 debentures. The debentures have annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

•	In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 01, 2013 and ending on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on March 01, 2013 and ending on November 30, 2014
Reprice:	Not applicable

The financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.           Finance leases

In April 2011, the subsidiary Cia. Ultragaz contracted a finance lease relating to bases for LPG bottling, maturing in April 2031.

The subsidiaries IPP, Tropical Transportes Ipiranga Ltda. (“Tropical”) and Serma – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, natural gas vehicles - VNG compressors, IT equipment and vehicles for fuel transportation. These contracts have terms between 36 and 60 months.

The subsidiaries IPP, Tropical and Serma have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, recorded as of December 31, 2011 and 2010 are shown below:

	2011
	LPG bottling	IT equipment	Vehicles for fuel transportation

Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865

Financing (present value)	42,356	952	345

Current	1,419	542	261
Non-current	40,937	410	84

		2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Equipment, net of depreciation	20,731	1,973	848

Financing (present value)	3,374	1,568	603

Current	3,374	618	265
Non-current	-	950	338

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments), assumed under these contracts, total approximately:

	2011
	LPG bottling	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,540	622	365
From 1 to 2 years	3,540	385	113
From 2 to 3 years	3,540	55	-
From 3 to 4 years	3,540	-	-
From 4 to 5 years	3,540	-	-
More than 5 years	50,740	-	-

	68,440	1,062	478

	2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,565	780	366
From 1 to 2 years	-	629	366
From 2 to 3 years	-	440	102

	3,565	1,849	834

The above amounts include Services Tax (“ISS”) payable (except for disbursements for the LPG bottling and distribution bases) on the monthly installments and will be adjusted by IGP-M until the respective payment dates.

h.           Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2010	Incurred cost	Amortization	Balance in 2011

Banco do Brasil (e)	0.7%	24,545	4,353	(7,386)	21,512
Debentures (f)	0.6%	13,851	-	(7,828)	6,023
Notes in the foreign market (b)	0.2%	4,105	-	(408)	3,697
Other	0.3%	758	508	(456)	810
Total		43,259	4,861	(16,078)	32,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance in 2009	Incurred cost	Amortization	Balance in 2010

Debentures (f)	0.6%	19,844	-	(5,993)	13,851
Bank Credit Bill	0.8%	8,071	-	(8,071)	-
Notes in the foreign market (b)	0.2%	5,148	-	(1,043)	4,105
Banco do Brasil (e)	0.6%	94	27,974	(3,523)	24,545
Other	0.8%	959	386	(587)	758
Total		34,116	28,360	(19,217)	43,259

The amount to be appropriated to income in the future is as follows:
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (e)	12,255	5,854	2,670	733	-	21,512
Debentures (f)	6,023	-	-	-	-	6,023
Notes in the foreign market (b)	924	924	924	925	-	3,697
Other	264	304	232	10	-	810
Total	19,466	7,082	3,826	1,668	-	32,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

i.           Guarantees

The financings are guaranteed by collateral in the amount of R$ 89,231 in 2011 (R$ 83,749 in 2010) and by guarantees and promissory notes in the amount of R$ 1,841,760 in 2011 (R$ 2,006,064 in 2010).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 135,051 in 2011 (R$ 141,081 in 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 11,843 in 2011 (R$ 7,768 in 2010), with maturities of no more than 210 days. Until 2011, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 286 in 2011 (R$ 190 in 2010), which is recognized in income as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. In 2011, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables (Consolidated)

	2011	2010

Domestic suppliers	1,024,697	901,272
Foreign suppliers	50,406	39,905

	1,075,103	941,177

The Company and its subsidiaries acquire automotive fuel and LPG from Petrobras and ethylene from Braskem (see Note 8.a). These two suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

16.      Salaries and related charges (Consolidated)

	2011	2010

Salaries and related payments	5,207	3,902
Social charges	27,748	23,790
Provisions on payroll	89,167	78,520
Profit sharing and bonus	144,144	120,373
Benefits	1,121	956
Other	958	674

	268,345	228,215

17.	Taxes payable (Consolidated)

	2011	2010

ICMS	55,055	65,484
PIS and COFINS	16,818	53,377
IPI	14,604	16,629
Income Tax Withheld at Source (IRRF)	5,180	1,180
National Institute of Social Security (INSS)	3,863	2,994
ISS	4,763	6,639
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	8,340	6,493
Other	1,030	5,126

	109,653	157,922

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

18.	Provision for assets retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance in 2009	64,578
Opening balance of DNP acquisition	166
Additions (new tanks)	1,666
Expense with tanks removed	(5,828)
Accretion expense	3,309
Balance in 2010	63,891
Additions (new tanks)	2,421
Expense with tanks removed	(3,022)
Accretion expense	4,214
Balance in 2011	67,504

Current	7,251
Non-current	60,253

19.	Deferred revenues (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenues:

	2011	2010

Loyalty program Km de Vantagens	15,983	11,547
Initial franchise fee ‘am/pm’	12,472	8,346
Other	-	591
	28,455	20,484

Current	19,731	14,572
Non-current	8,724	5,912

Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customers may exchange these points for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers that may be used in the partner Multiplus Fidelidade are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in income when the points expire.

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

20.	Shareholders’ equity

a.	Share capital

As of August 17, 2011, each preferred share issued by the Company was converted into one common share and its Bylaws were changed to reflect the wording approved in the Extraordinary Shareholders’ Meeting of June 28, 2011.

The Company is a publicly traded company listed on the Novo Mercado listing segment of BM&FBovespa and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital is represented by 544,383,996 common shares without par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company's shares are granted tag along rights, assuring non-controlling shareholders the same conditions as negotiated by the controlling shareholders in case of sale of the control of the Company. Additionally, any shareholder, or group of shareholders acting in concert, that acquires or becomes the holder of 20% or more of the share capital of the Company, shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six months, adjusted pursuant to the SELIC rate.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2011, there were 56,076,374 common shares outstanding abroad in the form of ADRs.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10 of February 14, 1980 and 268 of November 13, 1997. In 2011, there were no stock repurchases.

As of December 31, 2011, the financial statements of the Company totaled 8,201,556 common shares held in treasury, acquired at an average cost of R$ 14.42.

The price of shares issued by the Company as of December 31, 2011 on BM&FBovespa was R$ 32.01.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve
The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 12.97 per share. Such shares are subject of the usufruct grants to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects of the provisions created by these subsidiaries.

e.	Profit reserve

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits reserve

Recorded in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made.

f.	Comprehensive income

Valuation adjustment

Valuation adjustments record (i) the differences between the fair value and amortized cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect future cash flows. In all cases, the gains and losses recorded in the shareholders’ equity are included in income in case the financial instruments are prepaid.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Cumulative translation adjustments

The change in exchange rates on foreign subsidiaries (i) denominated in a currency other than the currency of the Company and (ii) that have an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

g.	Dividends payable in excess of the minimum mandatory dividends established in the Bylaws

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting or paid. The balance of dividends related to the year ended December 31, 2010 was paid on March 17, 2011. The prepayment of the dividend related to 2011 was made on August 30, 2011.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, is as follows:

2011

Net income for the year attributable to shareholders of Ultrapar	848,764
Legal reserve	(42,438)
Net income for the year after legal reserve	806,326

Minimum mandatory dividends	403,163
Additional dividends after legal reserve and minimum mandatory dividends	122,239
Total dividends	525,402

Interim dividends (R$ 0.47 per share)	(251,949)

Mandatory dividends payable – Current liabilities	151,214

Additional dividends to the minimum mandatory dividends – shareholders´equity	122,239

Dividends payable (R$ 0.51 per share)	273,453

Investments reserve	280,924

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

21.   Segment information

The Company operates four main business segments: gas distribution, automotive fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the south, southeast, and northeast regions of Brazil. The automotive fuel distribution segment (Ipiranga) operates the distribution of automotive fuels and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paints & varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the southeast, and northeast regions of Brazil. The segments shown in the financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The main financial information of each Company segment can be stated as follows:

	2011	2010
Net revenue:
Ultragaz	3,766,766	3,661,260
Ipiranga	42,223,900	36,483,456
Oxiteno	2,408,582	2,083,012
Ultracargo	266,885	293,262
Other (1)	121,896	366,349
Intersegment sales	(126,725)	(405,627)
Total	48,661,304	42,481,712

Intersegment sales:
Ultragaz	1,665	2,035
Ipiranga	5,967	38,372
Oxiteno	-	-
Ultracargo	26,634	39,395
Other (1)	92,459	325,825
Total	126,725	405,627

Net revenue, excluding intersegment sales:
Ultragaz	3,765,101	3,659,225
Ipiranga	42,217,933	36,445,084
Oxiteno	2,408,582	2,083,012
Ultracargo	240,251	253,867
Other (1)	29,437	40,524
Total	48,661,304	42,481,712

Operating income:
Ultragaz	162,682	181,201
Ipiranga	1,037,095	879,478
Oxiteno	154,805	114,144
Ultracargo	88,898	115,802
Other (1)	8,519	33,857
Total	1,451,999	1,324,482

Financial revenues	322,372	266,965
Financial expenses	(618,876)	(531,051)
Equity in income of affiliates	192	4
Income before taxes	1,155,687	1,060,400

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2011	2010
Additions to property, plant and equipment and intangible assets:
Ultragaz	245,250	167,403
Ipiranga	624,841	433,431
Oxiteno	108,608	228,047
Ultracargo	118,425	64,332
Other (1)	25,012	18,734
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	1,122,136	911,947
Finance leases	(43,009)	-
Assets retirement obligation	(2,421)	(1,666)
Capitalized borrowing costs	(5,333)	(1,829)
Total investments in property, plant and equipment and intangible assets (cash flow)	1,071,373	908,452

	2011	2010
Depreciation and amortization charges:
Ultragaz	117,462	118,820
Ipiranga	316,186	269,085
Oxiteno	106,314	104,147
Ultracargo	29,303	28,866
Other (1)	10,811	9,911
Total	580,076	530,829

	2011	2010
Total assets:
Ultragaz	1,868,270	1,638,815
Ipiranga	6,633,132	6,376,269
Oxiteno	3,454,518	3,095,714
Ultracargo	1,068,780	997,438
Other (1)	718,039	881,607
Total	13,742,739	12,989,843

(1) Composed primarily of the parent company Ultrapar and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 30,853 in 2011 (R$ 26,460 in 2010), and in Venezuela, in the amount of R$ 17,021 in 2011 (R$ 8,078 in 2010).

The Company generates revenues from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2011	2010

Net revenue:
Brazil	47,952,454	41,869,667
Mexico	119,763	90,800
Venezuela	127,591	75,808
Other Latin American countries	245,103	211,717
United States of America and Canada	100,959	97,207
Far East	40,827	51,657
Europe	43,706	63,018
Other	30,901	21,838
Total	48,661,304	42,481,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

22.    Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.
•	The internal audit department audits the compliance with the parameters of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2011 and 2010:

Assets and liabilities in foreign currencies

Amounts in millions of Reais	2011	2010

Assets in foreign currency
Financial assets in foreign currency (except hedging instruments)	303.8	211.0
Foreign trade accounts receivable, net of provision for loss	134.9	123.6
Advances to foreign suppliers, net of accounts payable arising from imports	-	11.3
Investments in foreign subsidiaries	115.3	72.6
	554.0	418.5

Liabilities in foreign currency
Financing in foreign currency	(873.6)	(710.2)
Accounts payable arising from imports , net of advances to foreign suppliers	(2.8)	-
	(876.4)	(710.2)

Balance (gross) from foreign currency hedging instruments	348.5	122.7

Net asset (liability) position	26.1	(169.0)

Net asset (liability) position – RPR1	(8.3)	13.6

Net asset (liability) position – Total	17.8	(155.4)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net liability position as of December 31, 2011 of RPR reflects the amount of R$ 8.3 million of suppliers in foreign currencies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Based on the net asset position of R$ 26.1 million in foreign currencies shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 2.6 million, of which R$ 5.5 million of losses recognized in income and R$ 8.1 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments mainly due to changes in the exchange rate on equity of foreign subsidiaries. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 2.6 million, of which R$ 5.5 million of gain recognized in income and R$ 8.1 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.q).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing of financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily result from financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2011, the Company and its subsidiaries had interest rate derivative financial instruments  linked to domestic loans, swapping the pre-fixed interest of certain debts to floating rate (CDI).

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds, limited to the Brazilian government. The Company's policy allows application in government securities and countries classified as investment grade AAA or Aaa by specialized credit rating agencies, but on December 31, 2011 the Company had no financial investments in these countries. The volume of financial investments is subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following provisions for losses on accounts receivable:

	2011	2010

Ipiranga	101,318	101,275
Ultragaz	13,107	16,613
Oxiteno	1,415	1,429
Ultracargo	614	615
Total	116,454	119,932
Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, the Company and its subsidiaries examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,305 million. Furthermore, the investment plan for 2012 totals R$ 1,088 million. On December 31, 2011, the Company and its subsidiaries had R$ 2,782 million in cash, cash equivalents, short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the parameters fo the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable (12/31/2011)
			2011	2010	2011	2010	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank,	Jan 2012 to Dec 2015
Receivables in U.S. dollars	HSBC, Itaú, Santander		US$198.9	US$165.8	373.3	271.0	373.3	-
Payables in CDI interest rate			US$(198.9)	US$(165.8)	(367.9)	(320.0)	-	367.9
Total result			-	-	5.4	(49.0)	373.3	367.9

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rates	Itaú, Santander	Jan 2012 to Mar 2012	US$13.3	US$89.2	24.5	153.0	24.5	-
Payables in U.S. dollars			US$(13.3)	US$(89.2)	(24.8)	(146.7)	-	24.8
Total result			-	-	(0.3)	6.3	24.5	24.8

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to May 2015
Receivables in predetermined interest rate			R$1,809.5	R$1,809.5	2,229.4	1,947.9	2,229.4	-
Payables in CDI interest rate			R$(1,809.5)	R$(1,809.5)	(2,152.5)	(1,931.5)	-	2,152.5
Total result			-	-	76.9	16.4	2,229.4	2,152.5

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars			-	US$60.0	-	98.6	-	-
Payables in fixed interest rate in U.S. dollars			-	US$(60.0)	-	(100.2)	-	-
Total result			-	-	-	(1.6)	-	-

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars			-	US$10.3	-	16.6	-	-
Payables in predetermined interest rate in R$			-	US$(10.3)	-	(18.1)	-	-
Total result			-	-	-	(1.5)	-	-

f – Exchange rate swaps payable in U.S. dollars – RPR
Receivables in U.S. dollars			-	US$0.9	-	1.6	-	-
Payables in CDI interest rate			-	US$(0.9)	-	(1.7)	-	-
Total result			-	-	-	(0.1)	-	-

Total gross result					82.0	(29.5)	2,627.2	2,545.2
Income tax					(10.7)	(5.1)	(10.7)	-
Total net result					71.3	(34.6)	2,616.5	2,545.2
Positive result (see Note 4)					93.4	19.8
Negative result (see Note 14)					(22.1)	(54.4)

1 In million. Currency as indicated

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap in U.S. dollars (contract governed by the ISDA - International Swap Dealers Association, Inc. executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2011 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of December 31, 2011, the Company and its subsidiaries had outstanding swap contracts totaling US$ 198.9 million in notional amount, of which (i) US$ 138.9 million, on average, had asset position at US$ + 4.70 p.a. and liability position at 118.03 % of CDI and (ii) US$ 60 million had asset position at US$ + LIBOR + 1.00% a.a. and liability position at 86.90% of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2011, these swap contracts totaled US$ 13.3 million and, on average, had an asset position at 70.68% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On December 31, 2011 these swap contracts totaled R$ 1,809.5 million of notional amount, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedge accounting

The Company and its subsidiaries designated some financial derivative instruments for protection for future cash flows as cash flow hedges. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate of changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2011 these instruments of protection had been settled.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of December 31, 2011 these instruments of protection totaled R$ 1,809.5 million of notional amount (item (c) in the table above). The Company and its subsidiaries recognized a gain of R$ 7.1 million in 2011, of which R$ 60.5 million refer to the result of instruments of protection and R$ (53.4) million refer to the fair value adjustment of the debt.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recorded in 2011 and 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	2011
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(14.7)	-
B – Exchange rate swaps payable in U.S. dollars	(7.2)	-
C – Interest rate swaps in R$	7.1	-
D – Interest rate swaps in U.S. dollars	(1.7)	1.5
E – NDFs (non-deliverable forwards) - RPR	(0.9)	0.9

Total	(17.4)	2.4

	2010
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(30.7)	-
B – Exchange rate swaps payable in U.S. dollars	15.7	-
C – Interest rate swaps in R$	18.2	-
D – Interest rate swaps in U.S. dollars	(3.1)	2.4
E – NDFs (non-deliverable forwards) - RPR	(7.6)	(0.9)
F - Exchange rate swaps payable in U.S. dollars - RPR	(0.1)	-

Total	(7.6)	1.5

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged subject (debt), and considers the designation effect of interest rate hedging in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, in 2011 and in 2010, are stated below:

		31/12/2011		31/12/2010
	Category	Carrying	Fair	Carrying	Fair
		value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	107,600	107,600	72,793	72,793
Financial investments in local currency	Measured at fair value through income	1,668,178	1,668,178	2,569,625	2,569,625
Financial investments in foreign currency	Measured at fair value through income	15,176	15,176	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	352,839	352,839
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	259,091	259,091	198,149	198,149
Currency and interest rate hedging instruments	Measured at fair value through income	93,403	93,403	19,778	19,778

Total		2,782,327	2,782,327	3,220,377	3,220,377

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	2,208,109	2,208,109	1,916,257	1,916,257
Financing	Measured at amortised cost	2,266,230	2,305,088	2,223,743	2,272,680
Debentures	Measured at amortised cost	1,021,553	1,019,727	1,196,116	1,182,380
Finance leases	Measured at amortised cost	43,653	43,653	5,545	5,545
Currency and interest rate hedging instruments	Measured at fair value through income	22,089	22,089	54,372	54,372
Total		5,561,634	5,598,666	5,396,033	5,431,234

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG Inc.’s notes in the foreing market (see Note 14.b), the price quoted in an active market is used.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2011 and 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortised cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.i) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable is classified as loans and receivables and trade payables and other payables are classified as financial liabilities measured at amortised cost.

Fair value hierarchy of financial instruments

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet in 2011 and 2010:

	Category	2011	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	107,600	107,600	-	-
Financial investments in local currency	Measured at fair value through income	1,668,178	1,668,178	-	-
Financial investments in foreign currency	Measured at fair value through income	15,176	15,176	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	-	-
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	-	-
Fixed-income securities and funds in foreign currency	Available for sale	259,091	-	259,091	-
Currency and interest rate hedging instruments	Measured at fair value through income	93,403	-	93,403	-

Total		2,782,327	2,429,833	352,494	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	2,208,109	-	2,208,109	-
Currency and interest rate hedging instruments	Measured at fair value through income	22,089	-	22,089	-
Total		2,230,198	-	2,230,198	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Category	2010	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	72,793	72,793	-	-
Financial investments in local currency	Measured at fair value through income	2,569,625	2,569,625	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	352,839	352,839	-	-
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	-	-
Fixed-income securities and funds in foreign currency	Available for sale	198,149	16,622	181,527	-
Currency and interest rate hedging instruments	Measured at fair value through income	19,778	-	19,778	-

Total		3,220,377	3,019,072	201,305	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	1,916,257	-	1,916,257	-
Currency and interest rate hedging instruments	Measured at fair value through income	54,372	-	54,372	-
Total		1,970,629	-	1,970,629	-

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of December 29, 2011. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.43 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional valuation or devaluation of the Real against the likely scenario, respecting the risk to which the hedge object is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2011, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2011 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	59,377	167,816	276,255
(2) Debts in dollars	appreciation	(59,377)	(167,913)	(276,449)
(1)+(2)	Net effect	-	(97)	(194)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(41)	6,216	12,473
(4) Gross margin of Oxiteno	devaluation	41	(6,216)	(12,473)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of December 29, 2011 for each swap and each debt (object of protection) maturities, for defining the likely scenarios. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on the three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	-	(78,925)	(151,997)
(2) Fixed rate financing	prefixed rate	-	78,950	152,053
(1)+(2)	Net effect	-	25	56

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

23.    Provision, contingencies and commitments (Consolidated)

The Company and its subsidiaries are involved in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2010	Opening balance of Repsol acquisition	Additions	Write-offs	Adjustments	Balance in 2011

IRPJ and CSLL	194,714	-	43,928	(221)	17,744	256,165
PIS and COFINS	79,963	-	12,820	(17,030)	6,859	82,612
ICMS	104,069	-	1,485	(42,203)	10,038	73,389
INSS	15,136	-	44	(2,221)	1,346	14,305
Civil litigation	91,644	20	6,580	(19,934)	3,231	81,541
Labor litigation	23,259	527	20,397	(1,695)	2,657	45,145
Other	1,346	-	87	(622)	167	978
Total	510,131	547	85,341	(83,926)	42,042	554,135

Current	39,626					41,347
Non current	470,505					512,788

Provisions	Balance in 2009	Adoption tax amnesty	Opening balance of DNP acquisition	Additions	Write-offs	Adjustments	Balance in 2010

IRPJ and CSLL	182,103	(19,670)	2,188	18,142	(190)	12,141	194,714
PIS and COFINS	67,990	-	985	10,190	(4,158)	4,956	79,963
ICMS	192,544	-	10,823	24,041	(130,605)	7,266	104,069
INSS	8,527	-	-	7,382	(1,498)	725	15,136
Civil litigation	86,792	-	3,317	1,964	(3,428)	2,999	91,644
Labor litigation	18,394	-	-	8,260	(5,300)	1,905	23,259
Other	6,905	-	-	764	(6,414)	91	1,346
Total	563,255	(19,670)	17,313	70,743	(151,593)	30,083	510,131

Current	23,024						39,626
Non current	540,231						470,505

Some of the provisions above involve escrow deposits related to them in the amount of R$ 328,865 in 2011 (R$ 252,009 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

a.           Tax contingencies

More-likely-than-not contingencies – assets and liabilities

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar and Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia. Ultragaz, Utingás and Tequimar paid off the contingencies related to their processes with the benefits of the amnesty, instituted by Law 11941/09 and reclassified the contingencies’ amount to the line of taxes payables in the previous year. Ultracargo Participação maintains a provision of R$ 1,058 in 2011 (R$ 980 in 2010) to cover this contingency.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) incurred until 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,707 in 2011 (R$ 6,481 in 2010).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, and the extraordinary appeal presented is halted until the trial of a leading case by the STF. Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a escrow deposit for the amounts challenged and maintains a provision for this contingency in the amount of R$ 18,413 in 2011 (R$ 12,934 in 2010).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. A preliminary injunction was granted to Oxiteno Nordeste and the decision was confirmed by the lower court setence. The subsidiary made escrow deposits of the amounts in discussion, as well as provisioned the corresponding contingency in the amount of R$ 1,076 in 2011 (R$ 982 in 2010); the subsidiary Oxiteno S.A. awaits judgment of an extraordinary appeal against the judgment which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into escrow deposits, as well as recording the respective provision in the amount of R$ 75,636 in 2011 (R$ 57,302 in 2010); the others subsidiaries did not obtain a preliminary injunction. The trial of these and all claims involving this issue are suspended due to the granting of an injunction in the Declaratory Action of Constitutionality No. 18.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayers. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 36,386, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of interest on equity. The total amount accrued is R$ 4,236 in 2011 (R$ 19,216 in 2010).

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda. filed for and obtained a preliminary injunction to offset PIS and COFINS credits on LPG purchases against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making escrow deposits for these debits in the accumulated amount of R$ 242,058 in 2011 (R$ 185,398 in 2010) and have recorded a corresponding liability.

The subsidiary Oxiteno S.A. has a provision of R$ 14,285 in 2011 related to an official notification issued on the grounds of supposed undue credits of ICMS taken on invoices related to the symbolic return of materials sent to subsidiary Oxiteno Nordeste for industrialization.

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 8,461; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 12,155; (c) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 5,199; (d) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 16,021.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Possible contingencies

The main tax claims of subsidiary IPP that are considered to pose a possible risk of loss, and based on this position, have not been provided for in the financial statements, relate to ICMS and refer mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of ethanol, since the product was resold at a price below the purchase price because PROÁLCOOL, a Federal Government program to encourage alcohol production  determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequently reimbursement by the DNC (current National Oil Agency), R$ 94,357; (b) allegedly undue credit, relating to ICMS tax credits recognized in the subsidiary´s tax books, in relation to which the Tax Authorities understand that there was no proof of origin, R$ 19,313; (c) assessments for alleged lack of tax payment, R$ 25,318; (d) assessment notices issued in Ourinhos/SP in connection with the return  of ethanol loans made with tax deferral, R$ 28,733; (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credits and was suspended by a preliminary injunction granted by STF, R$ 14,654; (f) disallowance of ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is in the sense that it is possible to take credit even if there is defect in the document of the seller, provided that the transaction effectivelly took place, R$ 25,761; (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling of the product in which the Authorities believe that there is input or output without a corresponding issue of invoice, R$ 19,627; (h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alledged non-compliance with formalities required under applicable law R$ 25,277 and; (i) assessments arising from ICMS credits relatd to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alledged disagreement with the law, R$ 20,340.

Subsidiary IPP has assessments invalidating the set-off of IPI credits generated by taxable inputs, whose subsequent  outputs were not taxed under the protection of immunity. The non-provisioned amount of this contingency, updated as of December 31, 2011, is R$ 78,508 (R$ 60,053 in  2010). The subsidiary also has lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to pay off part of these cases within the Law 11941/09 amnesty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Civil contingencies

More-likely-than-not contingencies

The Company and its subsidiaries have provisions for the settlement of contract terms with customers and ex-service providers, as well as environmental issues, in the amount of R$ 81,541 in 2011 (R$ 91,644 in 2010).

Possible contingencies

Subsidiary Cia. Ultragaz is part to an administrative proceeding before the CADE (Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 43 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is remote, and also because it has insurance coverage for the full amount in dispute.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.           Labor contingencies

More-likely-than-not contingencies

The Company and its subsidiaries have provisions of R$ 45,145 in 2011 (R$ 23,259 in 2010) for  labor litigation filed by former employees  or employees of service providers requiring payment of employment related matters.

Possible contingencies

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies sited on the Petrochemical Hub of Camaçari are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for salary adjustments in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. The individual claims were denied. The collective dispute is currently awaiting trial by the STF. From the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision in 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.           Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimum moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of December 31, 2011, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated in 2011 and 2010, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment		Accumulated demand (actual)

	2011	2010	2011	2010

In tons of ethylene	165,965 (*)	145,555 (*)	166,953	171,521

(*) Adjusted for operational stoppages carried out by Braskem during the year.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Participações S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall. The subsidiary has met the minimum purchase required in the agreement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

e.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,509 million.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of an audit of financial statements, and consequently haven’t been audited by our independent accountants.

f.           Operating lease contracts

Subsidiaries Cia. Ultragaz, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	2011	2010

Up to 1 year	989	752
More than 1 year	1,005	400
	1,994	1,152

The total operating lease recognized as expense in 2011 was R$ 1,230 (R$ 686 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

24.    Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to their employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the participant´s accumulated fund within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. In 2011, the Company and its subsidiaries contributed R$ 14,254 (R$ 13,041 in 2010) to Ultraprev, which amount is recorded as expense in the income statement. The total number of employees participating in the plan as of December 31, 2011 was 7,330 active participants and 60 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.           Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

	2011	2010

Health plan	43,069	37,828
FGTS Penalty	33,346	33,232
Bonus	12,966	12,038
Life insurance	20,652	21,403

Total	110,033	104,501

Current	13,282	11,339
Non current	96,751	93,162

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Significant actuarial assumptions adopted include:

Economic Factors

•     Discount rate for the actuarial obligation at present value - 10.13% per annum
•     Average projected salary growth rate - 6.32% per annum
•     Inflation rate (long term) - 4.24% per annum
•     Growth rate of medical services - 8.41% per annum

Demographic factors

•     Mortality Table for the life insurance benefit – CSO-80
•     Mortality Table for other benefits - AT 2000 Basic decreased by 10%
•     Disabled Mortality Table - RRB 1983
•     Disability Table - RRB 1944 modified

25.	Gross revenue (Consolidated)

	2011	2010

Gross revenue from sale	49,729,159	43,772,024
Gross revenue from services	447,336	429,002
Sales tax	(1,283,462)	(1,536,649)
Discount and sales return	(222,770)	(178,130)
Other deductions	(8,959)	(4,535)

Net revenue from sales and services	48,661,304	42,481,712

The other deductions shown in the table above refer to deferred revenues (see Notes 14.i and 19).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

26.    Expenses by nature (Consolidated)

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	2011	2010

Raw materials and materials for use and consumption	44,275,967	38,511,330
Freight and storage	744,053	673,133
Depreciation and amortization	580,076	530,829
Personnel expenses	1,146,443	1,049,639
Advertising and marketing	130,986	104,180
Services provided by third parties	158,511	132,624
Lease of real estate and equipment	63,738	51,282
Other expenses	182,931	193,972

Total	47,282,705	41,246,989

Classified as:
Cost of products and services sold	45,139,601	39,322,888
Selling and marketing	1,349,880	1,164,422
General and administrative	793,224	759,679

Total	47,282,705	41,246,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

27.	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2011, the gain was of R$ 21,390, primarily from disposal of property, plant and equipment. In 2010, the gain was R$ 78,969, including proceeds from the sale of property, plant and equipment; proceeds from the sale of interest in AGT and Petrolog, R$ 11,918; cash received in relation to Maxfácil, R$ 35,000; and the income of the position adjustment in fuel distribution pools, R$ 31,456.

28.	Financial income

	Parent		Consolidated
	2011	2010	2011	2010
Financial revenues:
Interest on financial investments	161,084	142,161	271,751	217,866
Interest from customers	-	-	46,350	43,724
Other revenues	-	20	4,271	5,375
	161,084	142,181	322,372	266,965
Financial expenses:
Interest on loans	-	-	(405,232)	(328,489)
Interest on debentures	(140,863)	(133,428)	(143,117)	(133,428)
Interest on finance leases	-	-	(2,148)	(1,195)
Bank charges, IOF, and other charges	862	4,567	(21,304)	(22,655)
Monetary and exchange rate changes	-	-	(32,652)	(6,625)
Provisions updating and other expenses (*)	361	(112)	(14,423)	(38,659)
	(139,640)	(128,973)	(618,876)	(531,051)

Financial income (expenses)	21,444	13,208	(296,504)	(264,086)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ participation in the amnesty established by Law 11941/09 (see Note 23).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

29.   Earnings per share

The table below presents a conciliation of numerators and denominators used in computing earnings per share. Earnings per share of 2010, consider the stock split occured in 2011. As mentioned in Note 8.c), the Company has a share compensation plan.

	Parent		Consolidated
Basic earnings per share	2011	2010	2011	2010

Net income of the Company	848,764	758,823	848,764	765,303
Weighted average shares outstanding (in thousands)	533,989	533,989	533,989	533,989
Basic earnings per share – whole R$	1.59	1.42	1.59	1.43

	Parent		Consolidated
Diluted earnings per share	2011	2010	2011	2010

Net income of the Company	848,764	758,823	848,764	765,303
Weighted average shares outstanding (in thousands), including stock compensation plan	536,072	535,848	536,072	535,848
Diluted earnings per share – whole R$	1.58	1.42	1.58	1.43

Weighted average shares outstanding (in thousands)	2011	2010

Weighted average shares outstanding for basic per share calculation:	533,989	533,989
Dilution effect
Stock compensation plan	2,083	1,859
Weighted average shares outstanding for diluted per share calculation:	536,072	535,848

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

30.   Reconciliation of information under BR GAAP and IFRS

Net income attributable to shareholders of the Company	2010

Net income under BR GAAP
IFRS adoption effects:	758,823
Amortization and write-off of deferred charges (see Note 2)	9,819
Social contribution and income taxes	(3,339)
Total	6,480

Net income under IFRS	765,303

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(2011 Financial Report)